Form 20-F
period 2002-12-31
GSI SECURITIZATION LTD
filed 2003-06-30
CIK 1046148

United States
                       Securities and Exchange Commission
                            Washington, D.C. 20549

                                  Form 20-F

[ ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                     or

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                 For the Fiscal Year ended December 31, 2002

                                     or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                      Commission File Number: 0-29600

                           GSI SECURITIZATION LTD.
          (Exact name of Registrant as specified in its charter)

                           GSI SECURITIZATION LTD.
             (Translation of Registrant's name into English)

                Grand Cayman Islands, British West Indies
             (Jurisdiction of incorporation or organization)

                     502 Carnegie Center, Suite 103
                     Princeton, New Jersey   08540
                (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                        Common Shares, no par value
                             (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                              Not Applicable
                             (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002.


11,118,107 (5,559,054 post reverse split) Common Shares as of December 31,
2002

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes     X       No  ______

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17                 Item 18  X

General Information:

On May 16, 2003, the shareholders of Klinair Environmental Technologies Limited approved the following:

1. A share consolidation of one new share for two shares and the changing of the par value to $0.02;
2.  An increase of the new consolidated authorized shares to 100,000,000;
3. Authorizing and issuing 9,000,000 preferred shares to Gunther Slaton at $0.005 par value with common share voting rights on a one vote per one preferred share basis;
4. Authorizing the issuance of 54,000,000 new consolidated shares for all of the outstanding shares of GSI Securitization Inc. of Princeton, New Jersey, which shall remain a wholly owned subsidiary and election of new directors as appointed by GSI Securitization Inc.; and
5. Authorizing the name of the company to be changed to GSI Securitization Ltd., a Grand Cayman Island corporation.

GSI Securitization Inc. is engaged in receivables financing for the healthcare industry.

Basis of Presentation

Unless otherwise indicated, all references herein are to United States dollars.

Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

Unless otherwise indicated, all references to shares and per share amounts reflect the May 16, 2003 reverse stock split retroactively for all periods presented.

Glossary of Technical Terms

Aromatics           The odor emitted from oil.

Asphaltenes         High molecular weight hydrocarbons, soluble in benzene
                    but insoluble in propane and n-pentane.

Bitumen Any of a various mixtures of hydrocarbons (as tar) often together with their nonmetallic derivatives that occur naturally or are obtained as residues after heat-refining petroleum.

Contaminants        Concentration of minerals, non-hydrocarbons and large
                    asphaltene molecules in petroleum.

Dipole Attraction   Molecules have different and opposite partial charges at
                    both ends. An attraction can be formed from that molecule with another molecule or element having the inverse partial charges.

Dibenzothiophene    An organic sulfur compound found in crude oil. The oil
                    industry has not determined a cost-effective method for removing this compound in refining processes.

Emulsion A dispersion of very small drops of one liquid in another liquid, such as oil in water.

Enhanced Oil        The incremental ultimate oil that can be economically
Recovery            recovered from a petroleum reservoir following recovery
                    by conventional primary and secondary methods.

Enrichment          A culture method that selects a desired organism(s) by
                    providing special nutrients and/or physical conditions that favors its development.

Feedstock           Terminology expressing a variety of refined petroleum
                    liquids.

Heavy Oil           Black, high sulfur, tar-like oil found in deposits of
                    crude oil, tar sands, and oil shale.

IM Intermetallic powder which has a proprietary blend of certain metals combined in very precise proportions. Unlike alloys, in which the metal atoms are distributed at random, intermetallics consist of discrete crystals, each with a highly defined combination of atoms.

IM compound         An intermediate phase in an alloy system, having a narrow
                    range of homogeneity and relatively simple stoichiometric proportions; the nature of the atomic binding can be of various types, ranging from metallic to ionic.

IM phases           Compounds, or intermediate solid solutions, containing
                    two or more metals, which usually have compositions,


                    characteristic properties, and crystal structures different from those of the pure components of the system.

Interface           The thin surface area separating two immiscible fluids
                    that are in contact with each other.

LPG                 Liquefied petroleum gas.

Methane (CH4)       The simplest hydrocarbon molecule; normally the
                    predominant chemical in natural gas.

Naphtha             A semi-refined gasoline containing high levels of sulfur.

Oil Shale           Shale deposits containing organic materials that yield
                    oil-like products when the shale is heated to high temperatures.

Organo-metallic     Compounds made of both metals and organics. The organic
                    portion usually being in the form of complexes or chelates to which the metals are bonded.

Orimulsion          A fuel made from unrefined bitumen and water and is
                    described by environmentalists as an exceptionally dirty fuel, resulting in serious air pollution.

Permeability        A measure of the ability of reservoir rock to transmit
                    fluid under the influence of a pressure gradient.

Petrochemicals      Any chemical derived from petroleum origin, often used
                    as chemical stock or raw materials.

pH A measure of hydrogen ion concentration, which in turn, is a measure of acidity and alkalinity.

Phases A separate fluid that co-exists with other fluids at reservoir conditions; gas, oil, water and other stable fluids such as microemulsions are all called phases.

Rejuvenation        To restore to an original condition by a process. As
                    pertaining to the IM, it is the process which releases from the IM all trace metals, contaminants and other items picked up in its filtering activity.

Resin Organic substances in crude oil that are not soluble in water. It is a component of bitumen, insoluble in propane, but soluble within n-pentane.

Saturates           Organic compounds in crude oil that do not tend to unite
                    directly with other compounds.

SARA An acronym for the major components in crude oil which are saturates, aromatics, resin and asphaltenes.

Selective Nature    A process for favored characteristics by the isolation of
                    specific characteristics.

Sour crude          Any crude oil containing hydrogen sulfide or low
                    molecular weight alkyl sulfides.

Sputtering          A coating process to throw off or emit in small particles.

Substrate           The molecule which reacts with an enzyme or which is
                    used for growth.

Sulfate-Reducing    Bacteria that converts sulfate to sulfide.
Bacteria

Surfactant          A type of chemical, characterized as one that reduces
                    interfacial resistance to mixing between oil and water or changes the degree to which water wets reservoir rock.

Tar Sand A sandstone containing tar-like hydrocarbons that do not readily flow into a wellbore.

Trace Metals        Trace metals in petroleum are the link between its
                    formation from basins and its retrieval into the final product.

Viscosity           A fluid property that determines its resistance to flow
                    through reservoir rock.

Zeoforming          A process to convert gas condensates or naphthas to high
                    octane unleaded gasoline, propane and butanes. The heart of the Zeoforming process is a very active zeolite catalyst developed after many years of research by the Institute of Catalysis of the Russian Academy of Sciences located in Novosibirsk, Siberia. The first commercial installation of this process has been in operation for more than three years at the Gorlice, Poland refinery of Rafinera Nafty GLIMAR S.A.

                                  PART I

ITEM 1.  Directors, Senior Management and Advisors.

Not applicable.

ITEM 2.  Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.  Key Information.

A.  Selected Financial Data

1.  Dividends per Common Share

To date, the Company has not paid any dividends on its common shares.
The Company's policy at the present time is to retain cash for research and development. The payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the directors of the Company may consider appropriate.

2.  Financial Information

The following selected financial information of the Company is derived and qualified in its entirety by reference to the financial statements of the Company and notes thereto from the audited financial statements from December 31, 1998 to December 31, 2002. The Company's financial statements are presented in U.S. dollars and prepared according to U.S. generally accepted accounting principles.

            Consolidated Statement of Loss and Balance Sheet Data


                      2002        2001         2000       1999       1998

Sales                    0           0            0          0          0
Net Loss           212,271     853,751    1,358,501    688,790  1,141,747
Net Loss-
Per share (1)           .0         .16          .26        .16        .30
Total Assets       275,786     453,516    1,120,761  1,459,956    178,658
Total Liabilities  428,853     285,857      349,944    472,547    421,796
Cash Dividends
per Common Share         0           0            0          0          0
Weighted Average
Common Share
Outstanding      5,645,616   5,417,325    5,151,149  4,335,978  3,773,193
Net Assets
(Liabilities)     (153,067)    167,659      770,817    987,409   (243,138)
Capital Stock    6,683,353   6,771,899    6,514,197  5,380,822  3,471,572


(1) Diluted loss per share is the same as basic loss per share because the inclusion of the common stock equivalents is antidilutive.

3. Currency and Exchange Rates

Through December 31, 2002, Klinair Environmental Technologies Limited, "Klinair", operated from the Grand Cayman Islands and held its cash accounts in U.S. dollars. Through December 31, 2002, all subsidiaries of Klinair were located in Ireland and held their cash accounts in Irish pounds. All accounts of the Irish subsidiaries have been translated to U.S. dollars for financial statement presentation. All Irish subsidiaries were formed during 1997, except Klinair Environmental Technologies (Ireland) Ltd., which was formed in October 1995. There was no activity in Klinair Environmental Technologies (Ireland) Ltd. from its organization through December 31,
1996; consequently, Klinair did not have any foreign currency transactions prior to 1997. A history of exchange rates of the Irish pound expressed in terms of one U.S. dollar are based upon the noon buying rate in New York City for the cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York until December 31, 1998. The Federal Reserve Bank discontinued posting dollar exchange rates against the ecu and the Irish pound upon the introduction of the euro dollar on January 1, 1999. A history of exchange rates during 1999 through 2001 are based upon the rates published by the Bank of Ireland for the cable transfers in foreign currencies.

Year                                      December 31           Average


January 1, 1998 - December 31, 1998		1.49		1.43
January 1, 1999 - December 31, 1999		1.28		1.36
January 1, 2000 - December 31, 2000		1.11		1.18
January 1, 2001 - December 31, 2001		1.14		1.14
January 1, 2002 - December 31, 2002 (1)         1.05             .95

(1) During the year 2002, all bank balances of the Company were carried in Euro dollars; therefore, the rates posted for 2002 reflect the conversion rates of one Euro to one $US.

The high and low exchange rates for each month during the previous six months of the Euro is as follows:

Period                                          High            Low
______________________________________________________________________
December 1, 2002 - December 31, 2002            1.05             .99
January 1, 2003 - January 31, 2003              1.09            1.04
February 1, 2003 - February 28, 2003            1.09            1.07
March 1, 2003 - March 31, 2003                  1.11            1.05
April 1, 2003 - April 30, 2003                  1.10            1.07
May 1, 2003 - May 31, 2003                      1.19            1.12

At May 31, 2003, the exchange rate of one Euro to one $US was 1.1783.

B.  Capitalization and Indebtedness

	Not Applicable


C.  Reasons for the Offer and Use of Proceeds

	Not Applicable

D.  Risk Factors

The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company considers immaterial may also impair the Company's business operations. If any of the following risks actually occur, the Company's business and financial results could be harmed. In that case the trading price of the Company's common stock could decline.

Forward-Looking Information May Prove Inaccurate



This document contains various forward-looking statements and information that are based on the Company's beliefs, as well as assumptions based upon information currently available to the Company. These statements are made involving risks and uncertainties that might materially affect the Company's future operating results adversely. Such risks and uncertainties include:

1. The availability of capital resources;
2. Whether the Company is successful in commercializing its Smartfilter technology or marketing the Zeoforming technology; and
3. Management and consultant participation on a part time basis.

Many of these risks are beyond Company's control. The actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed in this Risk Factor section.


Development Stage Company, No Revenues

Although it has existed since 1994, the Company has changed its research and development objectives in each subsequent year. It has not brought its developed technology into a field test stage nor been able to prove its technology is commercially economical and feasible. The Company's business has been subject to all the risks inherent in the establishment of a development stage enterprise, including the absence of an operating history, shortage of cash, lack of cash flow, under-capitalization and similar problems. Since the Company did not anticipate that it would receive substantial cash flow from its technology until commercialization feasibility could be proven in a field test and manufacturing, it pursued the business combination with GSI Securitization Inc. The Company has not determined whether it will pursue field testing of the Smartfilter and the marketing of the Zeoforming technology. Such endeavors would require additional capital resources to fund the technologies through to commercialization.

Operating Losses and Need for Additional Financing

For the year ended December 31, 2002, the Company incurred a loss of $ 212,271 and has a cumulative loss from its inception of $-6,836,420. As described above, these factors led to the business combination with GSI Securitization Inc.

Should management decide to pursue the development of its technologies, additional funds would be needed to complete the final research and field testing stages of the Smartfilter and to commence marketing of the Zeoforming technology. The Company's current research and development plans will require substantial capital expenditures in connection with the laboratory and field test stages prior to commercialization and to fully market the Zeoforming technology.

The Company believes that it will require a combination of additional financing and a joint venture partner to continue to implement its future plans. To the extent that future financing requirements are satisfied through the issuance of equity securities, the Company's existing shareholders may experience substantial dilution. The use of debt financing could result in a substantial portion of the Company's operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could render the Company more vulnerable to economic downturns and could also impose restrictions on the Company's operations. There can be no assurance that required additional financing will be obtained or that any other financing would be available to the Company from other sources or that joint venture partners will be found. If such financing is obtained, there are no assurances that it will be on terms favorable to the Company. Based upon the Company's financial statements as of December 31, 2002 the Company's auditors have raised substantial doubt about the ability of the Company to continue as a going concern.


New Acquisition and Change in Control of Management

On May 16, 2003, a majority of the shareholders, in a shareholder meeting, approved a new board of directors and a 1 for 2 share consolidation, increased the authorized shares to 100,000,000 and then acquired 100% of GSI Securitization Inc. for 54,000,000 post consolidated shares resulting in a change of control of the Company. There can be no assurance that GSI Securitization Inc. will be successful in its business operation or that new management will be able to successfully determine an application or find a joint venture partner to successfully develop the Smart Filter technology and market the Zeoforming technology.

This change in control will result in the revaluation of the existing assets and liabilities of Klinair, evaluation of its net operating losses and the recording of the historical assets and liabilities of GSI Securitization, Inc. at their historical costs as of May 16, 2003.


Reporting Requirements May Delay or Preclude Joint Ventures for Technology

Sections 13 and 15(d) of the Securities Exchange Act require reporting companies to provide certain information about significant acquisitions, including audited financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by having acquired GSI Securitization Inc. may significantly delay or essentially preclude us from consummating an otherwise desirable joint venture agreement to further develop the Company's technology.


Limited Operating History

The Company has a limited operating history upon which investors may base their evaluation of the Company's future. The financial results from its historical periods are not indicative of future results. There can be no assurance that the Company will generate revenues from its operations or develop a client base. Any future growth of the Company's operational business would place significant demands on the Company's financial, operational and administrative resources.


Research and Development Risks

Research and development activities are subject to many risks, including the risk that no commercially productive technology may be developed. There can be no assurance that the Company will recover any of its research and development expenses from research grants or revenues from commercialization. The Company's research and development activity may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including:

1. Economic conditions relating to the viability of the technologies of the Company including the cost of producing and using the product;

2.  Shortages or delays in the delivery of equipment; and
3. Failure to obtain, or delays in obtaining services from consulting universities.

The Company's research and development activities may not be successful and, if unsuccessful, such failure would have a material adverse effect on the Company's future results of operations and financial conditions.


Intellectual Property Protection

If the Company decides to pursue the development of its technologies, it intends to license the patents associated with a filtration system and utilize those patents to manufacture and market the filtration system throughout the world including the USA. However, any patents or licenses for patents which the Company may issue, may not have been tested in the courts and litigation may be necessary to determine the validity and scope of those patents. Moreover the patent laws of foreign countries may differ from those of the USA and the degree of protection afforded by foreign patents may, therefore, be different. In the event our filtration system is successfully marketed, competitors with greater financial resources and marketing ability may copy our product or develop an equivalent or a superior product.
In addition, the Company may rely on un-patented know-how and there can be no assurance others will not obtain access to, or independently develop, such know-how. The extent to which the Company will utilize confidentiality agreements is unknown, and there are no assurances that any of our products can be maintained as a trade secret.


Competition

The research and development market of methodologies for the removal of sulfur and other contaminants from crude oil and refined gasoline is selective. Typically research and development in this area is conducted by companies with sufficient capital to verify their findings and to achieve consistent results. In the event that a company announced and commercialized a technology that cost-effectively filtered fossil fuels before Klinair, it could render the Company's research obsolete.

GSI Securitization Inc. competes with other financial institutions which have greater resources. Due to their size, these other institutions may be able to offer better terms to healthcare providers, thereby impairing GSI's ability to obtain more business.

Control by Existing Shareholder

As of May 30, 2003, Mr. Gunther Slaton owned approximately 49,588,000 common shares which represent approximately 81.9% of all of the outstanding shares of the Company. Mr. Slaton also owns 9,000,000 preferred shares which do not convert into common shares but hold one vote for each share held. Accrued interest on the preferred shares is convertible into common shares at 110% of the average price for the 30 days prior to the interest payment at the option of the holder which could give Mr. Slaton more voting control at his option. At May 30, 2003,there were approximately 60,516,014 common shares outstanding and 9,000,000 preferred shares outstanding with each share representing one vote. Mr. Slaton's share holdings represent 58,588,000 voting shares which approximate 84.3% of all voting shares.

This factor may have the effect of delaying or preventing a change in the management or voting control of the Company, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock.


Absence of Dividends on Common Stock

The Company has never declared or paid cash dividends on its common stock and anticipates that future earnings, if any, will be retained for development of its business.


Possible Volatility of Market Price of Common Stock

There can be no assurance that the common stock will be actively traded or that, if trading does develop, it will be sustained. The market price of the common stock and the price at which the Company may sell securities in the future could be subject to large fluctuations in response to changes and variation in:

1.  The future success of the operating business of GSI Securitization
    Inc.;
2.  The results of any research and development activities;
3.  Future litigation commenced against the Company;
4.  Liquidity of the Company;

5.  The Company's ability to raise additional funds; and
6. The number of market makers for the Company's common stock and other factors.

In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies, particularly emerging and new companies, irrespective of the operating performance of such companies. General market fluctuations may also adversely affect the market price of the common stock.


Risk of Low-Priced Stocks, "Penny Stock" Regulations

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with trades in any stock defined as a "penny stock." The Securities and Exchange Commission's regulations generally define a penny stock to be an equity security that has a price of less than $5.00 per share, subject to certain exceptions. Such exceptions include an equity security initially listed on SmallCap NASDAQ or issued by an issuer that has stockholder equity of at least $5 million or a market capitalization of $50 million with a public float of 1 million shares with a minimum bid price of $4.00 a share. None of such exceptions are applicable to the Company. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

Compliance with these regulations may discourage brokers from trading in the Company's common stock.

In addition, until the securities of the Company are listed for trading on NASDAQ or the Company can meet the initial listing requirement of SmallCap NASDAQ, trading in the Company's securities will be subject to applicable rules promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities. Under this rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to the sale of such securities. Securities would be exempt from this rule if the market price is at least $5.00 per share.

Because the common stock is characterized as penny stock, the market liquidity for the Company securities could be adversely affected. In such an event, the regulations on penny stocks could limit the ability of broker-dealers to sell the Company's securities and the ability of other shareholders to sell their securities in a secondary market.


Limitations on Director Liability

The Company's Memorandum and Articles of Association provide, as permitted by Grand Cayman law, that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of the Company against directors. In addition, The Company's Memorandum and Articles of Association provide for mandatory indemnification of directors and officers to the fullest extent permitted by Grand Cayman law.

ITEM 4.   Information on the Company.

A. History and development of the company

The Company was incorporated in the Grand Cayman Islands, British West Indies, pursuant to the Companies Law (Revised), as Econogreen Environmental Systems Ltd ("Econogreen") on January 4, 1994. On November 21, 1994, Econogreen changed its name to Klinair Environmental Systems Ltd. and then changed its name again to Klinair Environmental Technologies Limited on March 13, 1995.
On May 19, 2003, Klinair changed its name to GSI Securitization Ltd.



The Company's length of life is indefinite.

The offices of the Company are maintained by its agent which is Q & H Corporate Services, Ltd., P.O. Box 1348GT, Third Floor, Harbour Centre, George Town, Grand Cayman. The Agent's telephone number is (345)949-4123 and fax number is (345)949-4647.


On January 4, 1994, Klinair was incorporated with share capital of $900,000 at a par value of $1.00. On December 22, 1994, Klinair amended paragraph 7 of the Memorandum and Articles of Association by reducing the share capital to $50,000 at a par value of $1.00. On February 24, 1997, Klinair amended and reconstituted the share capital to $100,000 at a par value of $.01. On September 11, 2000 Klinair held an extraordinary shareholder meeting and reconstituted its share capital as $500,000 at a par value of $.01 with 50,000,000 authorized shares. On May 16, 2003, Klinair consolidated its existing 50,000,000 authorized shares of $0.01 par value into 25,000,000 shares of $0.02 par value, created an additional 75,000,000 shares of $0.02 par value, and added a new class of 9,000,000 preferred shares of $0.005 par value.



Klinair has capitalized itself from inception to December 31, 2002 as follows:

Period     Shares Issued		Description

1994		1,250,000		Shares issued to founders
1995		1,250,000		Rights offering to existing
                              shareholders
1996		  500,000		Shares issued for advances
1997		  550,000		Private placement and finders' fees
		  153,100		Shares issued for services
1998		   13,600		Private placement
		  209,750		Compensatory shares for services and
                              bonuses
		  203,500		Shares issued for debt
1999		  719,500		Private Placement
		  113,750		Compensatory shares for services and

                              bonuses
2000		  289,666		Shares issued for services
2001		  393,250		Shares issued for services
		   15,188		Shares issued for debt
2002		 (102,250)		Cancellation of shares for note payment

            5,559,054         Total outstanding shares at December
                              31, 2002, at a par value of $.02

At December 31, 2002, Klinair had issued a total of 5,559,054 shares for a combination of services, debt settlements and private placements totaling

$6,683,353. Of that amount approximately $4,387,000 was from private placements and debt settlements with the remainder being the deemed value of shares that were issued for services.

On May 16, 2003 a majority of the shareholders of the Company in an Extraordinary General Meeting approved a number of items including the acquisition of GSI Securitization Inc., the election of a new board of directors and a share consolidation. See Item 8. Financial Information (Section B. Significant Changes) for further details.

On January 1, 2000 the Company had $1,128,872 in cash. Approximately $80,635 was used for legal fees and filing costs pertaining to patents and the remainder was spent on operations. During 2000 and 2001 the Company paid $475,000 in cash for exclusive licensing fees to market the Zeoforming technology which was owned by the Institute of Catalysis of the Russian Academy of Sciences, "Academy", located in Novosibirsk, Siberia. During
2002 the Company did not continue to pay the Academy to maintain its exclusive licensing arrangement and negotiated a non-exclusive agreement with the Academy.

Other significant expenditures during the last three years were $128,679 for accounting and auditing expenses, $86,450 for legal costs and the majority of the remaining $358,108 for officers salaries, travel and rent.

Currently the Company's main operation is occurring in its wholly owned subsidiary, GSI Securitization, Inc., upon which more detail will be provided in an amended Form 8-K during July 2003.

B. Business Overview

The oil industry has struggled to make progress in the last two decades in the refining and processing of crude oil into usable petrochemical products.

By far, the removal of inorganic chemical species has proven to be the most difficult step in improving the quality of crude oil. Vast deposits of oil remain untapped because of unacceptably high levels of nickel, vanadium, arsenic and most especially sulfur.

Sulfur is a particularly detrimental species in fossil fuels. High sulfur emissions from factories or energy plants burning coal, for example, are responsible for acid rain. Sulfur in petrochemicals is equally harmful. Aside from the release of sulfur into the atmosphere as a result of combustion, the presence of this element in crude oil is extremely costly to the petrochemical refining industry, as sulfur is a catalyst poison. As such, it destroys the catalytic activity of materials such as zeolites by blocking the active catalytic sites. Sulfur is also a catalyst poison for catalytic converters used in the exhaust system of automobiles.

The highly corrosive nature of sulfur-containing species creates severe problems in refineries by reacting with the metals and alloys used to comprise the piping, reaction vessels and storage tanks. By reducing the presence of sulfur in crude oil, the lifetime of refineries can be extended, thereby producing more cost efficient products. Sulfur-containing molecules also act as natural surfactants in crude oil, forming a natural "link" between the raw crude and water, both of which are present naturally in oil wells. Chemicals must be injected into the well either before or after the oil has been brought up to break the bond between the water and the oil.

Klinair has developed an intermetallic powder comprised of primarily tin and antimony (herein referred to as "Smartfilter" or "Intermetallic"). The powder, when effected with a low electric current, has demonstrated in laboratory testing to remove sulfur and contaminants from crude oil and all grades of gasoline. Our objective has been to develop this technology in the form of a filtration system which would:

1) remove sulfur from refined gasoline and the ultimate combustion process;
2) greatly reduce catalyst poisoning;
3) greatly reduce the corrosive nature of crude oil; and
4) eliminate the need for the use of chemicals to de-emulsify crude oil and water.

The Company believes that the petroleum industry could significantly benefit from the Smartfilter technology if it becomes commercialized. The production stage of the industry could enhance the value of each barrel of oil produced because the filter's removal of sulfur would upgrade the quality and value of the oil at the wellhead. The refining stages could benefit from the technology by being able to simply separate oil from water and remove sulfur and other contaminants in semi-refined gasoline.

The Company also has a non-exclusive license to market a refining process called Zeoforming which is a refinery process that takes condensates and natural gas as a feed stock and produces high octane gasoline, diesel and LPG.

On May 16, 2003, the Company acquired GSI Securitization, Inc. in a reverse acquisition.

GSI was founded in 1997 to meet a growing need for receivables financing in healthcare. GSI purchases receivables from medical providers who receive immediate payment for medical services in an amount determined by the actual net value of the receivables. Then GSI, through its business associates, processes and collects the receivables, freeing the medical providers of these responsibilities.

Although securitization has grown to prominence as a financing tool for many industries and asset classes, it has only been recently applied to the healthcare industry. GSI's entire focus is the implementation of a bankruptcy-remote healthcare receivables purchasing program and the issuance of investment rated securities. Based on an analysis of the provider's receivables, GSI pays the provider the net true value of those receivables by paying immediately and not waiting on protracted collection cycles.

The amount paid is based on an analysis of "gross billings" to "net receivables" over a 3 year period. Advance payment is calculated on reimbursement value less all related program costs and reserves. Contract terms are for three years. GSI perfects the funds paid in a purchase by filing blanket UCC's which protects GSI and the lender from foreclosure or bankruptcy because the accounts receivable have been sold instead of pledged. Once the funding is established and functioning, the accounts receivable portfolio is submitted to the rating agency for a credit rating. GSI strives to attain "AA" ratings.

Details pertaining to the acquisition of GSI Securitization Inc. are incorporated by reference to the Company's current report on Form 8-K filed on June 9, 2003. See Item 19 under Exhibit 12.02.

1. Zeoforming


The heart of the Zeoforming process is a very active zeolite catalyst developed after many years of research by the Institute of Catalysis of the Russian Academy of Sciences located in Novosibirsk, Siberia. This catalyst is effective in promoting a spectrum of commercially important hydrocarbon conversion reactions including the production of high octane unleaded gasoline and LPG from low valued straight run naphtha or natural gas condensate. The first commercial installation of this process has been in operation for more than three years at the Gorlice, Poland refinery of Rafineria Nafty GLIMAR S.A. This plant utilizes the catalyst in a series of fixed bed reactors, followed by a fractionation system to produce LPG and European specification unleaded gasoline to octane numbers as high as 95 from a mix of straight run naphthas and gas condensates.

The Company believes that the proposed enhancements to the Zeoforming process could be as follows:

1. A significant improvement in the selectivity of the zeolite catalyst to improve the quality of the unleaded gasoline produced; and

2. A modification of the plant design for the process to remove a restriction that presently exists on the maximum economic capacity for a fixed bed reactor configuration.

The research and development that led to the first of the two enhancements has been completed by Zeosit and joint patent applications are anticipated to be filed within 2001-2002 by Zeosit and Klinair. The second enhancement will require additional development engineering and perhaps some additional pilot plant work in Novosibirsk If the Company determines to pursue further development of this technology, it would likely do so through joint venture arrangements with strategically located companies.

A 40,000 metric tonne plant of annual feed stock (approximately 800 barrels per day) has been operating successfully in Poland for over three (3) years producing gasoline, propanes, and butanes. The current technology has a plant capacity of approximately 200,000 metric tonnes of annual feed stock, (approximately 4,000 barrels per day), however, major improvements are being developed and if concluded, it is anticipated that the plant capacities will be in the order of more than 500,000 tonnes per year of feed stock (approximately more than 10,000 barrels per day).

In addition to Zeoforming, Zeosit has developed technology to convert hydrocarbon gases and LPG to a number of petrochemical intermediates that are of interest to petrochemical producers in the project area. Klinair is representing Zeosit in marketing this technology with Western Hemisphere companies. The technology is not commercially as well developed as Zeoforming, but appears to offer significant economic and technical advantages over other gas to liquids ("GTL") processes under development by several companies in the hydrocarbon processing industry. Klinair has made presentations of this technology to several major companies who are interested in the Zeosist developments, but none have yet responded favorably to Klinair's proposals of collaboration.


Business Development for Zeoforming from 2000 - 2001

On March 30, 2000, effective June 30, 2000, the Company entered into an interim marketing agreement with Zeosit Scientific - Engineering Center of the Russian Academy of Sciences. The agreement granted to the Company, the exclusive marketing rights, in the USA, Canada, South America, Africa and the Middle East to Zeoforming. It also required the Company to participate in the joint ownership of new patents associated with any enhanced and enlarged version of this gas condensate technology being developed by Zeosit. The Company was responsible for ongoing patenting costs, certain research costs, marketing costs associated with the technology, and is required to pay a license fee to Zeosit for each new commissioned plant. Klinair did not extend its exclusive marketing agreement and obligations with Zeosit beyond December 15, 2001 but continued its marketing efforts on a non-exclusive basis without any obligations to Zeosit.

To assist the Company in its assessment of the Zeoforming technology and to provide it with a comprehensive marketing document the Company commissioned the firm of Purvin & Gertz, International Energy Consultants to undertake an independent "Review of the Zeoforming Process". The review was completed in March 2001 and is discussed below.

The Purvin & Gertz Report

During the year 2000 Klinair retained Purvin & Gertz International Energy Consultants to prepare an independent evaluation of the Zeoforming Process technology and to comment on its potential for commercialization. They also addressed the comparative economics of Zeoforming versus the conventional refining route. Comparisons were made against operating situations in conventional refineries in Canada and the U.S. Capital and operating costs for Zeoforming and conventional technology were prepared on a consistent basis. The Canadian and U.S. locations were chosen, as condensates of known quality and price are available at these locations.

The report showed that Zeoforming has significant capital and operating cost advantages over conventional processes. The report also points out that because the process has a specific product yield the most advantageous applications for Zeoforming will likely be found away from modern refining infrastructures in areas where a raw material source has a low value due to its location. An example would be a relatively undeveloped oil and gas producing region where associated gas condensate is being reinjected or flared. The report therefore also includes price sensitivity analysis relative to raw material costs and product pricing.

The Company's consultants and directors worked closely with the specialists at Pervin & Gertz to produce the final document which the Company feels offers an excellent platform from which to launch its possible search for a suitable joint venture partner.

Some of the more important concepts and conclusions discussed in the report are outlined below:

COMPARISON OF ZEOFORMING TO CONVENTIONAL TECHNOLOGY

Description                    Zeoforming          Conventional Technology


Process Complexity    Simple one step process     Complex four step process
Yields                Lower gasoline, higher LPG  High gasoline
Capital Cost          23% less than conventional  High
Hydrogen              Not produced                Produces surplus hydrogen
Catalyst              Inexpensive, versatile      Expensive, sensitive
Catalyst replacement  Frequent                    Infrequent
Proven Technology     Three plants to date        Many plants

These points are expanded upon in the report. The Company's management and consultants believe that the most important of these are as follows:

- The investment cost for the Zeoforming process is at least 23% lower than conventional processing.
- The Zeolite catalyst does not contain platinum or other precious metals, which are easily deactivated by sulfur and other contaminants. The catalyst is, therefore, cheaper and there is no requirement for hydrotreatment of the catalyst thus lowering investment and operating costs.
- Zeoforming is able to process the full range naphtha, which eliminates the need to split the naphtha for separate treatment. Again, capital and operating costs are lower.
- The overall volumetric yield from Zeoforming is 2.2% higher than with conventional processing.
- Zeoforming is very flexible and has the ability to convert difficult feedstocks to unleaded gasoline in a single processing step.

The report also identifies disadvantages of the process as compared to conventional refining:

- The catalyst deactivates more quickly than conventional catalysts and requires frequent replacements and regeneration resulting in higher variable costs for utilities and chemicals. The Company has the option to participate in test work that will allow for continuous regeneration of the catalyst.
- The Zeoforming process does not produce hydrogen.

Neither of these disadvantages is seen by the Company as critical to the Company's ability to market the technology.

As the process produces LPG the Company intends to undertake a study to identify those areas of the world and in the United States and Canada where LPG is an important factor in the local economy.

It is the Company's belief, that has been confirmed by the Pervin & Gertz Report, that the Zeoforming process can be used to convert low value condensate into gasoline and LPG in an efficient and economic manner when applied in the correct "niche" market.

Marketing efforts on Zeoforming

During 2001 approximately nine companies were contacted resulting in significant discussions and leads to other companies interested in using the process. As a result of these efforts, the Company entered into discussions with a major oil company that considered using the technology but during 2002 decided not to pursue the technology because of a merger and reorganization in their corporate structure and strategies. Although many individual engineers from the Company believed that Zeoforming was probably a superior technology they concluded that it was not cost effective for them to pursue Zeoforming when they had a different process as a result of their merger .

Under Klinair's license agreement with Zeosit, the Russian owners of the Zeoforming technology, a substantial additional fee was required from Klinair in order to maintain exclusivity in Klinair's areas of interest (Western Hemisphere and Africa). Klinair declined to maintain exclusivity, but retains a non-exclusive license to use this technology on favorable terms.

Plan of Operation for Zeoforming during 2003

The value of the non-exclusive license depends upon Klinair's ability to either use the technology in its own Zeoforming facility or to sub-license others for its use for a license fee higher than the fee that Klinair would owe Zeosit. The new management of Klinair has not determined a course of action with regarding to marketing or further developing the Zeoforming technology. It may seek financing or a joint venture partner to commence a marketing effort. There are no assurances that Klinair will be successful in identifying and securing any such financing or joint venture partner. Even if Klinair is successful in negotiating and forming a joint venture, there are no assurances that any such joint venture will be successful or able to operate profitably.


2. SmartFilter

Business Development on SmartFilter during 1994 - 2002

The results of the research and development work during 1994 - 1997 indicated the unique characteristics of the Smartfilter and its potential commercial value in removing sulfur, contaminants and trace metals from gasoline and crude oil. Klinair decided to continue extensive research and development on the filtration ability of the Intermetallic during 1998.

During 1998, Klinair sought joint venture partners, capital contributions and financial grants to continue developing the technology and was unsuccessful in obtaining the necessary capital to continue the research and development program.

In the third quarter of 1998, Klinair embarked upon a global presentation of the Smartfilter's potential to international companies within the oil and gas industry. During this time major oil producing companies were contacted. The potential for the technology is in its ability to partially refine the sour and heavy crudes including Bitumen.

A sample of the Intermetallic was given to a large international oil company for its analysis. Its evaluation of the Intermetallic proved ineffective.

Penn State analyzed the ineffective Intermetallic. Resulting analysis of this powder confirmed that the process of producing this powder was incomplete and that the annealing process necessary to produce the uniqueness of the Intermetallic had not been undertaken by the manufacturer. Klinair decided to suspend testing with the oil company and also decided to have Penn State prepare the Intermetallic for all future evaluations.

Research and development was conducted at numerous universities during 1998. During 1998, $116,741 was spent on patents and $529,731 on research and development. A summary of work performed by each university follows:

1. Materials Ireland Research Center at the University of Limerick,Ireland

In March of 1998, research at both the University of Limerick and Trinity College, Ireland was conducted. Controlled experiments were performed that sputtered various substrates with a composition of materials including the Intermetallic. It was found that a successful reproduction of the

Smartfilter with its active properties was achieved when sputtered to a ceramic surface. Additional commercial work was conducted by Sidrabe, a coating company in Latvia, which was recommended by USC.

The results of the research indicated that design work was needed to create a filter using the substrate that proved effective. To date, no work has been done to develop a filter that can process commercial volumes of crude oil.

2. USC

During 1998, USC conducted numerous tests on the Intermetallic using instrumentation from Horiba Instrumentation, Inc. in order to produce exact technical readings. The USC research, which is summarized below, resulted in a research paper entitled "Sulfur Filter by Intermetallic Media."


Conclusion # 1:

The Intermetallic has the potential to remove undesired nitrogen compounds in fossil fuels.

Test # 1:

The Intermetallic was mixed and tumbled in an ammonium nitrogen solution for 30 hours.

Result # 1:

The Intermetallic absorbed ammonium nitrogen with up to 60% efficiency.

Conclusion # 2:

The Intermetallic is capable of absorbing inorganic sulfide species.

Test # 2:

A series of experimental runs were conducted by mixing the Intermetallic with crude oil and then tumbling the mixture.

Result # 2:

The Intermetallic removed about 30% of sodium sulfide from the crude oil.

Conclusion # 3:

The Intermetallic can remove Dibenzothiophene.

Test # 3:

A single run of crude oil was put through a packed column bed of Intermetallic.

Result # 3:

Approximately 30% of Dibenzothiophene was removed from the crude oil.

Conclusion # 4:

The Intermetallic can remove sulfur from crude oil.

Test # 4:

Crude oil with a high sulfur content was pretreated in an oil/water emulsion. The emulsified crude was run through the Intermetallic. Afterward, the Intermetallic was induced by a magnetic field and the emulsified crude was run through again.

Result # 4:

Approximately 60% of the sulfur in the crude oil was removed.

The research paper also described the ability of the Smartfilter to upgrade the composition of crude oil. The composition of crude can be categorized into four parts: saturates, aromatics, resins and asphaltenes, (collectively "SARA"). During the de-sulfurization tests, the Intermetallic demonstrated that the crude composition and quality could be changed dramatically. In other words, through proper arrangements of the experimental setup, one may adjust the SARA to a desirable composition. This technique may be used in an upgrading and refining processes.

A scientific manuscript was presented by Professor T.F.Yen at the World Heavy Oil Conference in Bejing, China during October 1998. It was entitled "Correlation Between Heavy Crude Sources and Types and Their Refining and Upgrading Methods." Professor Yen referenced the effectiveness of the Intermetallic in laboratory tests at USC. He specifically mentioned that a few pass-throughs of crude oil through the Intermetallic resulted in an approximate 50% reduction of sulfur and a 20% reduction in Asphaltenes.

3. Penn State

A 1998 research program was initiated by Penn State which was the lead research center and supervised the following activities:

1.	Electrochemistry of the Intermetallic;
2.	Design, development and testing of a lab scale unit; and
3.	Coating of substrates with the Intermetallic incorporating an electric field.

In April 1998, scientists at Penn State established that applied voltage is necessary in addition to a surface activating solution to effectively remove sulfur from the Intermetallic surface. Results from the testing identified several areas for further investigation such as the electrochemical process that occurs on the Intermetallic when exposed to sulfuric acid.

In order to achieve a deeper scientific understanding of the selectivity and rejuvenation processes, with respect to testing in the water portion, of a crude oil/water natural emulsion, Penn State recommended that all future testing be conducted with a natural emulsion. This should also involve a stable Emulsion of water and crude oil with an added conductivity booster in order to aid in electrochemical experiments. Further testing which could be conducted with the water portion, would include surface analysis and analysis of other water/oil constituents.

During 1999, Scientists at Penn State were involved in trying to determine a more efficient way of producing the crystal structure of the Intermetallic onto a substrate. Initial work was conducted with QM Technologies in Albuquerque, New Mexico, using an ion beam process. In this process a pure tin-antimony composition was subjected to the ion beam. The results were inconclusive.

Additionally, Klinair engaged Nanotech Technologies to establish a process of creating nano-crystal structures for the Smartfilter. Klinair is currently considering moving this work to another laboratory in order to continue the process with scientific reports.

During 1999, $84,213 was spent on patents and $57,000 was spent on research
and development.   During the fourth quarter of 1999, Klinair terminated
discussions with a potential joint venture partner for the Smartfilter and held discussions with laboratories in the USA and Russia that had facilities and technical staff to design and develop a substrate for the Smartfilter to work on a pilot plant. The discussion with the Russian laboratory led Klinair to commencing due diligence on the Zeoforming technology.

Following five years of research and development conducted by a number of universities in the USA and Ireland the Company, during the year 2000, undertook a critical review of the data generated from the accumulated research. After the data review, the Company's management and consultants came to the conclusion that the inconsistency in the performance of the Intermetallic could be due to the manner in which the material was stored and handled.

Accordingly in the spring of 2000 the Company commissioned a research program which was conducted by "The Materials Characterization Laboratory" at The Pennsylvania State University to examine in detail the surface chemistry and characteristics of the Intermetallic. This research was conducted with the use of X-ray photoelectron spectroscopy, high resolution scanning electron microscopy, atomic force microscopy and transmission electron microscopy which was conducted by the University of Central Florida. The research was specifically orientated toward gaining a better understanding of why there was a variance in the performance of the Intermetallic when subjected to similar testing regimes. This was done by examining the surface characteristics of the Intermetallic by use of the aforementioned apparatus to ascertain if the powder was undergoing oxidation.

The research identified that the surface of the Intermetallic in its powder form, when not stored in an inert environment, is susceptible to oxidation. The oxidation process may be as a result of exposure to the atmosphere or from the diffusion of metal ions to the surface of the powder.

The Company believes it has now identified some of the problems associated with sending the material to different locations for testing and now understands that the material needs specific handling procedures. Further testing is required to determine the exact method of oxidation. Klinair needs to develop a budget and plan to further research this phenomenon along with other research programs.

During 2000, the Company spent $41,855 on research and development and $26,882 in patent costs.

There was no significant research or development on the SmartFilter during 2001.

During 2002, the Company met with an engineering design firm in Calgary, Alberta that wanted to test the IM for specific commercial applications. Klinair met with them at a large internationally recognized petroleum testing organization, and outlined a series of tests to be performed by them to judge the activity of the alloy powder to remove sulphur from crude oil and refined diesel fuel and to separate water from emulsified crude oil. The tests were run, but the results were very disappointing. The contact of the petroleum materials with the alloy powder showed no effect whatsoever, within the accuracy tolerances of the analyses conducted.

Plan of Operation for SmartFilter during 2003

Klinair does not consider the lab results during 2002 to be definitive on the potential value of the Smart Filter technology. Too many credible investigators found promising results in some tests. However, given the voluminous, but poor, documentation of the historical testing of the alloy and the precise procedures used to manufacture alloy powder, much Research and Development work would have to be done at considerable expense. Based upon the conclusions drawn from the history of work performed, the Company has not determined a course of action for developing the IM or Smart Filter for any applications during 2003. It will continue to look for potential buyers of the patented technology or joint venture partners.

C. Organizational Structure

On July 8, 1997, Klinair Environmental Technologies (Dublin) Limited ("Klinair (Dublin)") was formed to benefit from grant incentives and the tax free royalty income resulting from royalties generated from the ownership of intellectual properties relating to the manufacturing process of technology. (See "Business Development on SmartFilter during 1994-2002" herein)

On August 8, 1997, Klinair Environmental Technologies (Limerick) Limited ("Klinair (Limerick)") was formed to own the marketing rights to any developed technology. (See "Business Development on SmartFilter during 1994-2002" herein)

On December 4, 1997, Klinair Environmental Technologies (Shannon) Limited ("Klinair (Shannon)") was formed to benefit from the 10% manufacturing tax relief in Ireland resulting from owning the manufacturing rights of technology. (See "Business Development on SmartFilter during 1994-2002" herein)

During 2002, the Company began the legal process to dissolve three of its Irish subsidiaries because of their inactivity and the likelihood that the Company's technologies would not be developed enough in the near future to utilize the subsidiaries for the purpose in which they were created. The three subsidiaries to be dissolved are as follows:

1.	Klinair Environmental Technologies (Dublin) Limited
2.	Klinair Environmental Technologies (Limerick) Limited
3.	Klinair Environmental Technologies (Shannon) Limited

The Company has one active subsidiary which is Klinair Environmental Technologies (Ireland) Limited.

On October 10, 1995, Klinair Environmental Technologies (Ireland) Limited ("Klinair (Ireland)") was incorporated to benefit from grant incentives and the tax free royalty income resulting from royalties generated from the ownership of intellectual properties relating to the development of technology. (See "Business Development on SmartFilter during 1994-2002" herein).

On May 16, 2003, the Company acquired GSI Securitization Inc., a company incorporated in the State of New Jersey in 1997.

Klinair and its subsidiaries have not been involved in any bankruptcy, receivership or similar proceedings. From inception to present, Klinair has not acquired or disposed of any material amount of assets nor has there been any material changes in the mode of conducting the business.

Government Regulation

There are no material effects resulting from any government regulations that relate to the Company.

D. Properties, Plants and Equipment

At December 31, 2002, the Company did not have any material tangible fixed assets or leased properties. There are no plans to construct any facilities.

During 2002, the Company had an office on a month-to-month basis contracted with an outside party in Grand Cayman. It also has a management agreement with Arizona Corporate Management, Inc. in Scottsdale, Arizona in the USA, on a month-to-month basis. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

ITEM 5.  Operating and Financial Review and Prospects.

A. Operating Results

Through December 31, 2002, the Company was a development stage company that was in the research stage with its SmartFilter and has not generated any revenues since its inception. The Company established subsidiaries in Ireland starting in 1995 that were designated for research, manufacturing and marketing. The Company has not been materially impacted by the economies, fiscal, monetary or political policies of any country since the Company's inception on January 4, 1994 nor has the Company's income been materially impacted by inflation during the past three fiscal years. The Irish pound has been stable and there has not been any material impact on the Company with respect to foreign currency fluctuations.

From the Company's inception on January 4, 1994 to December 31, 1996, the Company funded all of the costs and expenses through private placements with directors, officers or individuals known by the directors and officers. On March 24, 1997, the Company sold a total of 5,000,000 shares of its common stock to two mutual funds in Toronto, Ontario at $2.00 per share. A total of $1,000,000 was raised from the mutual funds resulting in cash available to continue funding research and development activity through the entire year of 1997.

The Company expenses during 1998, were approximately $1.1 million. Research and development expenses were approximately $820,000 (or 75% of the total expenses) during 1998 compared to $917,287 during 1997. The expenditures during 1998 were primarily for:

a. Research at the University of Limerick to determine a suitable Substrate for the Intermetallic;
b. Testing at USC to determine how to obtain efficient and rapid absorption of sulfur from crude oil with the Intermetallic; and
c. Research on the effects of an electric field upon the absorption and cleansing ability of the Intermetallic.

Research conducted during 1997 was primarily for developing the Intermetallic powder with its active properties. Research during 1998, as aforementioned, was specifically for determining how to manipulate the Intermetallic to enhance its filtering capabilities.

The Company incurred patent costs of $111,435 during 1998 compared to $35,344 in 1997. The increase was due to required priority filing dates for all three patents.

Legal, accounting and transfer agent fees during 1998 were $77,142 versus $84,182 during 1997. Transfer agent fees were $9,952 higher during 1997 due to the initial set up costs.

Consulting fees during 1998 were $118,829 compared to $32,500 in 1997. During 1998, the Company was seeking potential joint venture partners and acquisitions. The Company paid outside consultants to evaluate potential acquisitions and joint ventures that were being considered by the Company.

The Company's expenses during 1999 were approximately $698,000 versus approximately $1.1 million during 1998.

During the first quarter of 1999, the Company pursued a joint venture agreement with a company that would have provided funding and management expertise to develop the Smartfilter technology. Discussions did not lead to a consummation of an agreement.

During the second quarter of 1999, the Company successfully consummated a Stock Purchase Agreement with World Equity Investment Fund while opening discussions with a new company for a joint venture agreement.

Late in the third quarter of 1999, the Company received approximately $500,000 and an additional $1.3 million during the fourth quarter from World Equity Investment Fund under the Stock Purchase Agreement which enabled it to begin implementing its research and development on the Smartfilter.

During the fourth quarter of 1999, the Company terminated discussions with a potential joint venture partner and held discussions with laboratories in the U.S.A. and Russia that had the facilities and technical staff to design and develop a Substrate for the Intermetallic to work in a pilot plant. The discussions with the Russian laboratory led to the Company commencing due diligence on the potential acquisition of the marketing rights to the Zeoforming process.

Since the capital necessary to pursue research and development on the Intermetallic powder was not available until late during the third quarter of 1999, the Company only disbursed approximately $57,000 on research and development expenses during 1999 in comparison to $529,731 during 1998. The funds spent during 1999 were for testing the Intermetallic for shelf life and its active properties in certain conditions.

Officer and research salaries during 1999 were $402,166, and consisted entirely of officers' salaries because there was no allocation of salary expense to research and development salaries. The majority of management's time during 1999 was spent evaluating and negotiating potential joint ventures and development proposals for various laboratories. Officer and research salaries during 1998 were $359,789. The majority of the expenses in 1998 and 1999 was for non-cash compensation which was based upon the deemed value of the Company's stock issued as compensation to the Company's officers.

Patent costs during 1999 were $84,213 versus $111,435 during 1998. The costs were primarily for updating all three patents through their priority filing dates.

Consulting fees of $116,816 during 1999 were primarily for evaluating potential joint ventures. Consulting fees of $118,829 during 1998 were primarily related to the research and development of the Intermetallic.

Legal, accounting and transfer agent fees during 1999 were $59,051 versus $77,142 during 1998. The reduction was largely due to the lack of research and development activity during 1999 in comparison to 1998.

Interest expense of $25,866 during 1999 was comprised of $866 in bank interest and $25,000 of accrued interest due to William Grafham under a convertible debenture due June 30, 2000. Interest expense during 1998 was $1,019 of bank interest.

Interest income was $9,218 during 1999 versus $262 during 1998 as a result the Company having excess cash available for investment in short term interest bearing instruments during the late third quarter and entire fourth quarter of 1999.

During 2000, the Company slowed its research efforts on the SmartFilter and entered into an interim marketing agreement with Zeosit Scientific - Engineering Center of the Russian Academy of Sciences, "Zeosit". The agreement was entered into on March 30, 2000, effective June 30, 2000, with the issuance of 125,000 restricted common shares at a fair value of $375,000. Since the marketing agreement was for one year, the value of the shares issued were amortized to June 30, 2001. During June of 2001, the agreement was extended from June 30, 2001 to December 15, 2001 with a cash payment to Zeosit for $100,000 with options for additional extensions.

The Company paid approximately $24,000 in cash and issued shares to a scientist at a fair value of $17,800 during 2000 to conduct further testing on the SmartFilter at a university and independent laboratory.

Also during 2000, the Company paid officers and consultants $161,000 and $123,818 in cash, respectively, and $233,968 and $155,060 in restricted common stock, respectively, and issued options at fair value of $127,118 for efforts primarily on obtaining, evaluating and marketing the Zeoforming process. The Company paid $59,277 in cash for legal expenses for maintaining corporate records for The Company and its Irish subsidiaries and working on the marketing agreement with Zeosit. The Company accrued $150,000 in interest expense comprised of $25,000 for annual interest on the debenture to Mr. Grafham and a discount of $125,000 for the fair value on the extension of the conversion feature of the debenture. Interest revenue of approximately $37,000 was received from the Company's interest bearing cash account and $4,000 was accrued on a note from an officer.

During 2001, the Company incurred $287,500 in expenses to continue an exclusive marketing agreement with Zeosit for Zeoforming which expired in December
2001. Officers and consultants were paid $60,000 and $127,999 in cash, respectively, and $118,789 and $40,644 in restricted common stock, respectively, and issued options with a fair value of $38,250 for consulting services. Legal and accounting costs of $75,866 were incurred for maintaining corporate records and public filings. Patent costs of $53,753 were incurred to maintain the SmartFilter patent status in certain parts of the world. Interest of $25,000 was accrued on the outstanding debenture of $250,000.

During 2002, the Company continued its non-exclusive marketing agreement with Zeosit at no cost. Officers and consultants were paid $12,350 and $13,430, respectively and accrued $63,846 and $24,500 in fees for services rendered during the year. Legal and accounting costs of $47,959 were incurred for maintaining corporate records and public filings. The Company did not incur or pay any patent costs during the year as a result of its decision to not pursue patent protection on the anything outside the core technology of the SmartFilter. Interest of $25,000 was accrued on the outstanding debenture of $250,000.

On May 16, 2003, the Company acquired GSI Securitization, Inc. in a reverse acquisition resulting in a change of control of the Company. GSI
Securitization, Inc. will be the successor company and all of the assets and liabilities of Klinair will be revalued at fair market.


B. Liquidity and Capital Resources

On April 3, 2003, the Company extended a $250,000 debenture owed to one of its directors to December 31, 2003.

The Company has incurred recurring losses totaling $6,836,420 from inception to December 31, 2002. The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

During 2002, the Company did not incur any costs to pursue patent coverage or to conduct additional research on the SmartFilter. On May 16, 2003, the Company acquired GSI Securitization, Inc. in a reverse acquisition resulting in a change of control of the Company; therefore, the plans for the Company's existing technology will be determined by new management.

There can be no assurance that required additional financing will be obtained or that any other financing would be available to the Company from other sources or that joint venture partners will be found for the SmartFilter.
If such financing is obtained, there are no assurances that it will be on terms favorable to the Company. The auditors of the Company have raised substantial doubt about the ability of the Company to continue as a going concern.

During 1999, the Company received $1,610,000 in cash and a $40,000 note from Roger Duffield secured by Klinair shares as consideration from World Equity Investment, net of $150,000 of finders fees, and issued 235,000 shares in accordance with the agreement. The Company had not issued the remaining 485,000 shares owed to World Equity Investment at December 31, 1999 although it had received consideration for those shares. The shares were considered issued for purposes of the financial statements of 1999 and were subsequently issued during 2000. At December 31, 1999, the Company had $1,218,539 in current assets and $472,547 in current liabilities.

During 2000, the Company used $461,790 in cash for operations and $26,379 for the repayment of shareholder advances and $26,882 for patents. Cash was used in operations to pay (in approximate amounts), consultants ($124,000), officers ($136,000), administrative expenses ($59,000), travel ($52,000), and legal and accounting ($91,000). At December 31, 2000 the Company had $869,182 in current assets and $349,944 in current liabilities.

During 2001, the Company used approximately $530,000 of cash reducing its cash balance to $75,703 at December 31, 2001. Approximately $54,000 was used to maintain the status of its patents on the SmartFilter throughout various parts of the world. Legal, accounting and auditing fees were approximately $76,000. The remaining amount of approximately $400,000 was used for officer salaries, consulting fees, office expenses and travel.

The Company had $1,128,872, $612,579 and $75,703 in cash at December 31, 1999, 2000 and 2001 respectively.

On January 1, 2002 the Company had $75,703 in cash and William Grafham advanced $26,741 in cash for operations during 2002. During 2002, approximately $33,967 was used for accounting and auditing, $13,992 for legal and approximately $47,868 for officer salaries, travel and office expenses. The Company had $6,617 in cash at December 31, 2002.

Management believes the Company does not have enough cash to pursue the marketing of the Zeoforming process or further development of the SmartFilter during 2003. The Company will need to raise additional capital through a public offering or enter into a joint venture agreement to pursue further SmartFilter development and marketing efforts for Zeoforming. The Company does not have any immediate plans to conduct a public offering to finance the research and development. As a result of the Company acquiring GSI Securitization, Inc. on May 16, 2003, the business objective of the Company for the remainder of 2003 will be to pursue the operating business of GSI.
A discussion of the liquidity and capital resources of GSI will be provided in an amended 8-K filing during July 2003. In the event that the Company is unable to accomplish any of these tasks, there may be a substantial doubt about the ability of the Company to continue as a going concern. The auditors of the Company have raised substantial doubt about the ability of the Company to continue as a going concern.

On December 1, 2001, the board of directors approved the re-pricing of all outstanding options to $1.00 per share. At December 31, 2001, the Company had a total of 787,500 options outstanding with expiration dates ranging from March 5, 2002 to November 20, 2003. On March 5, 2002, 290,000 options expired and were not exercised leaving 497,500 options at $1.00 remaining. At June 1, 2002, the Company had 20,000 options expiring on September 11, 2002, 317,500 options expiring on December 31, 2002 and 170,000 options expiring on November 20, 2003.

At December 31, 2002 the Company had 170,000 options outstanding with an exercise price at $1.00 expiring on November 20, 2003.

The Company has the ability to transfer funds in the form of cash dividends, loans or advances without any restrictions between its subsidiaries and parent. The Company owes a director $250,000 under a convertible debenture bearing interest at a fixed rate of 10% per annum with accrued interest of $55,364. The director does not intend to demand payment during the year 2003.

The Company does not have commitments for capital expenditures and has not made any commitments for 2003 pertaining to its technology. The Company decided not to incur any patent costs beyond maintaining the core technology. Given the acquisition of GSI Securitization Inc., the future of the Company and the ultimate decision regarding its technology will be determined by the new directors which were appointed by the shareholders on May 16, 2003.
Based upon the status of the Company prior to the acquisition of GSI Securitization, Inc. during 2003, the auditors of the Company have raised substantial doubt about the ability of the Company to continue as a going concern. (See Item 3 "Risk Factors" herein.)

Klinair does not have an obligation or commitment to pay for development work on the Zeoforming process. It has the right to pursue the development in its Marketing Agreement.

In the event the Company was unable to raise sufficient capital to complete the research and development necessary to commercialize its technology, the technology may be abandoned. There are no outside creditors or preferred shareholders with liens on the technology.

Both subsidiaries of the Company, GSI Securitization Inc. and Klinair
(Ireland)
Environmental Technologies Limited hold their cash in U.S. dollars.

C. Research & Development, Patents and Licenses

During 2002, Management decided not to incur any patent costs beyond maintaining the core technology.

The process for obtaining a patent varies among the countries of the world; however, there is an International Convention for the Protection of Industrial Property. Most people in the patent field simply call it the "Paris Convention" or the "Convention". The majority of industrialized nations of the world are parties to this international treaty, which was entered into in Paris in 1883 and has been revised many times since. Generally, the Paris Convention governs almost all reciprocal patent filing rights.

Under the Convention, an applicant can file the first initial patent application, usually in its home country. This establishes a priority date for the invention. Additional initial applications may be filed within one year of the first initial patent application to establish priority dates for updated developments. These subsequent initial patent applications allow the technology, which is described with accompanying specifications, to be disclosed without invalidating any subsequent patent applications. Within twelve months of the first initial patent application, final applications must be filed to obtain protection. It is these final patent applications which ultimately lead to the grant of a patent.

There are two choices for filing final patent applications. One is to file a final patent application in each Patent Office, (i.e., the United States of America Patent Office, the European Patent Office). A second choice is to use the Patent Cooperation Treaty ("PCT").

The PCT is another important treaty to which most industrial countries are a party. The PCT covers approximately 100 countries in the world including the United States and almost all industrial nations. Under this treaty, a patent application is pending for 18 months after a filing date after which the national phase must be entered in each specific country desired. Under PCT, which originated in 1978, an applicant can file in the United States of America and then make a single international filing within a one-year period from the date of the first initial application. This subsequent filing can cover all of the PCT jurisdictions, including the European Patent Office. Once a PCT filing is made, its as though a direct filing was made on the PCT filing date within each of the participating countries. Under the PCT rules, the applicant can not add additional material to the original filing and must enter the national phase in each PCT jurisdiction (or country) where coverage is desired within eighteen months of the original PCT filing
(thirty months from the date of the first initial application). If an applicant does not enter the national phase for a given jurisdiction the option to obtain patent protection in that jurisdiction is lost.

The requirements to enter the national phase varies from country to country. Generally, it is necessary to appoint a local professional representative in a country to pay the required official filing fees and file any required signed forms to the relevant patent office. Required forms for filing usually involve the appointment of the professional representative, specific assignments of the patent descriptions from the inventors to the company, a copy of the PCT-phase search and preliminary examination papers.

Once an application enters the national phase, it is given a filing date as of the date of filing the PCT application. Generally, the patent office of each country will issue an examination report once a company has entered the national phase. The company then files a response to the examination report to answer comments. The comment and answer cycle will continue until all comments are answered. As a result of the examination report from a country's patent office, a patent application may be limited in its scope. Once the scope of the patent application is agreed upon the time to grant a patent is typically two to four years after entering the national phase.

The Company has three inventions for which pending patent applications are on file under the ownership of its subsidiaries as follows:

        Invention Description                   Patent Owner

1.      A Fuel Filter and Production Process    Klinair      (Ireland)
2.      Treatment of Fluids                     Klinair      (Ireland)
3.      Coating of Filters                      Klinair      (Dublin)

A schedule of patents and patent applications is attached as Exhibit 4.09.

Invention Description 1

The main features of "A Fuel Filter and Production Process" are as follows:

a.   The production process of the Intermetallic powder;
b.   The Intermetallic filter; and
c.   A mechanism explanation of the Intermetallic powder.

Invention Description 2

During mid-year of 1997, The Company became aware of significant information pertaining to the applications of its Intermetallic powder and made a new patent application as "Treatment of Fluids". One of the significant findings in the Company's research was observing the Intermetallic powder's effectiveness in the reduction of sulfur species. The major features covered by this patent application are:

a. Treating a fluid (of any type) by removing molecules by absorption on a filter surface. The fluids specifically mentioned are liquid hydrocarbons, gases such as natural gas or combustion products, blood and food or medical products generally;

b. Destabilization of an oil emulsion. This is achieved by filtration action on emulsifying agents in the oil; and

c. Reducing Viscosity of a fluid by bringing it into contact with the Intermetallic powder.

Invention Description 3

The main features covered by "Coating of Filters" are as follows:

a.   Bonding of a filtration powder to a substrate; and

b. Bonding of a filtration powder using an adhesive and in which the substrate is preferably a polymer.

The substrate is the housing or surface which will hold the Intermetallic powder in a manner that will not chemically or electrically interfere with its properties. It is stated that the substrate may be of a metallic or a ceramic material. Also, thermal spray techniques are also suggested as an alternative to use instead of an adhesive.

Research Scientists and Independent Contractors

The Company has not established a formal research and development plan. From inception on January 4, 1994 to December 31, 2002, a total of approximately $2.7 million dollars were expended for research and approximately $350,000 for patents. During the last four years the Company has spent approximately $100,000 on research and about $164,000 on patent costs for the SmartFilter. The Company did not incur any costs for research or patents during 2002.

During 1999, 2000 and 2001, the Company spent $84,213, $26,882 and
$53,753 respectively, on patent costs relating to the SmartFilter technology. During 1999, 2000 and 2001 the Company spent $56,617, $41,855 and $3,011
Respectively, on research and development relating to the SmartFilter technology.

The Company has not determined a specific budget or a research plan for research scientists and engineers. Continued work and research on the Intermetallic and SmartFilter will require the raising of additional capital. Potential joint venture partners that would contribute research funding and/or facilities and expertise are being pursued.


D. Trend Information

From the Company's inception on January 4, 1994 through December 31, 2002 the Company did not generate any revenues or develop any commercially feasible application from its technologies. As a result, there were no trends that could be identified with respect to sales or the research activity pertaining to the Company's technologies.

On May 16, 2003, at the extraordinary shareholder meeting of the Company, a majority of the shareholders of the Company approved the acquisition of GSI Securitization Inc. which is a revenue generating operation. This acquisition will have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources during 2003 and future years.


E. Off-balance sheet arrangements

The Company did not have any off-balance sheet arrangements during 2002 or during 2003 through the date of this report. The Company has never had any off-balance arrangements.

F. Tabular disclosure of contractual obligations

At December 31, 2002, the Company had a convertible debenture outstanding that is due and payable on December 31, 2003 as follows:

Convertible debenture of US$250,000 convertible into common stock at option of the holder, if exercised:

William Grafham (including accrued debenture interest US$55,364)  1,526,820*

- Based upon a conversion rate at $0.20 a share; during April 2003 the board of directors approved the reduction of the conversion rate from $0.50 a share.

G. Safe Harbor

On May 16, 2003 a majority of the shareholders of Klinair Environmental Technologies Limited ("Company") in an Extraordinary General Meeting approved a number of items including the acquisition of GSI Securitization Inc., the election of a new board of directors and a share consolidation. See Item 8 (Section B. Significant Changes) for further details.

ITEM 6. Directors, Senior Management and Employees.

On May 16, 2003 at the extraordinary general shareholder meeting of the Company all existing directors resigned and a new group of directors was elected. See Item 7. Major Shareholders and Related Party Transactions.


A. Directors and Senior Management

The name, age, positions held with the Company of each director, officer and executive officer of the Company as of December 31, 2002, and their principal occupation for the five years preceding the date of this annual:


Name, Age & Address              Position              Period of Service

William Grafham, age 66    Chairman & Director   January, 1994 -  May 16, 2003
Grand Cayman Islands,             Co-CEO         October 1998 -   November 2000
B.W.I.                             CEO           December 2000 -  May 16, 2003
                          Secretary - Treasurer  January 2001 -   May 16, 2003

Homer Spencer, age 67       Technical Director   December 1999 -  May 16, 2003
Calgary, Alberta, Canada         Director        February 2001 -  May 16, 2003


Jeff Scott, age 41               Director        February 5, 2001-May 16, 2003
Calgary, Alberta, Canada


William Grafham is a businessman with thirty-three years of investment banking and corporate business experience for both public and private companies. Mr. Grafham has considerable business involvement in a number of countries and is acutely aware of the universal problem of air pollution. From 1994 to May 16, 2003, Mr. Grafham has worked part time for the Company as the Chairman. As a Director from the inception of the Company to May 16, 2003, he defines the direction of research activity and sought and provided necessary funding for board approved research projects. Mr. Grafham has been active as a director in various companies during the last five years, and is currently a director or officer of a publicly traded company in Canada named Jerez Energy International, Inc. and is a director of a public reporting company in the U.S.A. named Fan Energy, Inc..

Homer Spencer holds a Bachelor of Arts and a Bachelor of Science in Chemical Engineering from Rice University in Houston, Texas. His professional career began in 1958 with Texaco where he started as a Process Engineer for a medium-sized oil refinery. He left Texaco during 1969 as the Assistant to the Vice President in Petrochemicals. From 1969 through 1993 he worked with four different companies until becoming the principal owner and President of a private company in Calgary, Alberta, Canada. Mr. Spencer's experience is extensive in the oil and gas industry. From 1982 to 1993 beginning with a basic conceptual patent, he directed the research and technical development of new thermal oil production stimulation processes utilizing electromagnetic energy and wrote eight patents associated with the technology. After the successful completion of the development, he sold and managed specific field projects in numerous countries with international oil companies.

Jeffrey J. Scott is currently President and Chief Operating Officer of Calgary-based Jerez Energy International, Inc., a Canadian public company, Jerez is a Canadian international oil and gas exploration and development company focused in West Africa. He has held this position since May 1995. Mr. Scott is also Vice President of Operations of Postell Energy Co. Ltd., a privately held Canadian oil and gas company. He has held this position since 1986. Mr. Scott is a graduate of the University of Calgary and has been active in the oil and gas industry since 1979 and has experience in the areas of production, operations and management. He is a director of Cenalta Oil Field Services which is involved in different aspects of the oil and gas industry and a director of a publicly reporting company in the U.S.A. named Fan Energy, Inc. which is not involved in the oil industry.

Except for the election of the new officers and directors in connection with the acquisition of GSI Securitization Inc., there are no known arrangements or understandings between any directors, executive officers, suppliers, shareholders, or any other persons pursuant to which the executive officers or directors were selected. See Item 7. Major Shareholders and Related Party Transactions.

The directors of the Company are elected by the shareholders to serve until the next annual shareholders' meeting or until their respective successors are elected and qualified. The term of office for directors is the longer of one year or until the next annual shareholder meeting. Officers of the Company are appointed by the directors and hold office until removal by the Board of Directors. Interim replacements for resigning directors and officers are appointed by the Board of Directors. All directors holding office at December 31, 2002 were replaced on May 16, 2003 at the extraordinary meeting of the shareholders. See Item 7. Major Shareholders and Related Party Transactions.

B. Compensation

The following information for the last full fiscal year and previous four fiscal years is provided for the persons who served as the Company's directors, officers and key consultants.



                   Annual Compensation    Long Term Awards    Long Term Payouts
                                     (1) (2)            (3)


Name and  Fiscal   Salary Bonus Other     Restricted Securities  LTIP     All
Principal Year                 Annual      Stock    Underlying  Payouts Compen-
Position                       Compen-    Award(s)  Option(s)(5)         sation
                               sation                                    Other


William   2002       $0   0           $0   $40,000          0         0      0
Grafham   2001       $0   0           $0   $58,965          0         0      0
Chairman/ 2000       $0   0           $0  $112,655     75,000         0      0
Director  1999       $0   0      $40,000   $80,000          0         0      0

Roger     2002       $0   0           $0        $0          0         0      0
Duffield  2001       $0   0           $0   $17,251          0         0      0
Former    2000  $45,000   0           $0   $55,483          0         0      0
Director  1999  $35,000   0      $53,275(4)     $0          0         0      0

Les       2002       $0   0           $0        $0          0         0      0
Margetak  2001       $0   0           $0        $0          0         0      0
Former    2000  $54,000   0           $0   $65,156          0         0      0
President/1999  $12,000   0           $0   $24,998    125,000         0      0
Director


Albert    2002  $15,000   0           $0   $10,000          0         0      0
Golusin   2001  $33,513   0           $0   $12,760          0         0      0
Former    2000  $11,700   0           $0   $10,206          0         0      0
Secretary-1999  $30,000   0      $11,875   $20,000     30,000         0      0
Treasurer


Homer     2002  $20,000   0           $0   $13,846          0         0      0
Spencer   2001  $60,000   0           $0   $29,483          0         0      0
Technical 2000  $60,000   0           $0   $56,327     25,000         0      0
Director

Igor      2002  $10,000   0           $0        $0          0         0      0
Ovcharov  2001  $30,000   0           $0        $0          0         0      0
Research  2000  $39,500   0           $0   $30,414     25,000         0      0
Engineer

Jeffrey   2002       $0   0           $0   $10,000          0         0      0
Scott     2001       $0   0           $0   $13,091     50,000         0      0



(1) Other compensation for reimbursement of moving and travel expenses incurred for business purposes. The Company compensated its directors and officers for unpaid services provided during 1999 with common shares at a deemed value of $2.50 per share. Amounts shown for 1999 were recorded by the Company as liabilities at December 31, 1999 and subsequently paid in the year 2000.
(2) Value of services provided in exchange for common shares at a deemed value of $2.00 and $2.50 per share during the year 1999. Restricted shares issued for services during 2000 through 2002 were at fair value which was the market price of the shares trading in the market at the time the service was provided. The Company's shares began trading on a public market during January 2000.
(3)     See "Outstanding Options on common shares as of May 15, 2003" below.
(4) The Company provided a living allowance and travel allowance for Roger Duffield as other compensation.
(5) Represents number of shares under an option agreement issued during each respective year.

As of December 31, 2002, the Company had no bonus or profit-sharing plans and no plans which provide for pension, retirement or similar benefits. There are no employment contracts with any of the Company's directors which provide for benefits upon termination of employment.

C. Board Practices

The board members of the Company make all decisions necessary for the direction of its officers. Klinair does not have an Audit Committee or a Compensation Committee.

D. Employees

During the year ended December 31, 2002, all officers and directors served as part-time consultants and did so during each of the last three fiscal years. During the year ended December 31, 2002, the Company did not have any employees. At December 31, 2002, the Company currently had two key part-time consultants. During the years 2001 and 2000, the Company used seven key part-time consultants. During the year of 1999, the Company used five key part-time consultants and during 1998 used six key part-time consultants.

E. Share Ownership

As of May 31, 2003, after the 1-for-2 share consolidation, the Company had 6,171,053 shares outstanding without giving effect to the shares to be issued to the individual shareholders of GSI (See Item 7-Major Shareholders). The following table sets forth details of all share ownership of the directors, officers and key consultants and includes information regarding the date of expiration or any options or warrants held by each person at May 31, 2003; the exercise price of the particular option or warrant held; the total number of options and warrants held by each person; the total number of shares held by each person; and each person's percentage of ownership:

Name    Date of       Purchase  Option/   Total   Total    Total  Percentage
        Expiration of Price of  Warrant   Options Warrants Shares Ownership(1)
        Options/      Option/   Exercise  Held(2) Held(2)  Held
        Warrants      Warrant   Price (4)

William  N/A          N/A       N/A       N/A     N/A    1,728,334  42.8
Grafham  11/20/03     N/A     $1.00    75,000     N/A            -
         Debenture    N/A      $.20(3) 1,526,820  N/A            -

Roger    N/A          N/A       N/A       N/A     N/A       25,000   0.4
Duffield


Homer    N/A          N/A       N/A       N/A     N/A      174,667   3.2
Spencer  11/20/03     N/A     $1.00       25,000  N/A            -

Jeff     N/A          N/A       N/A       N/A     N/A      200,000   3.2
Scott

Igor     N/A          N/A       N/A       N/A     N/A       70,500   1.5
Ovcharov 11/20/03     N/A     $1.00       25,000  N/A            -

Albert   N/A          N/A       N/A       N/A     N/A      166,450   2.7
Golusin

Total
Holdings
by Directors
and Key
Consultants                           1,651,820         2,364,951   52.6

(1) Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of options or convertible securities within 60 days from May 30, 2003, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common shares owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Percentage ownership is based on 6,171,053 common shares outstanding as of May 31, 2003, without consideration of the shares issued in conjunction with the GSI Securitization, Inc..
(2) All options and warrants listed are exercisable to acquire common shares of the Company.
(3) The conversion terms of the debenture were changed by board resolution on April 3, 2003 from conversion rights at $.50 per share to $.20 per share.
(4) On December 1, 2001 the board of directors re-priced all outstanding options to $1.00 per share.

Stock Options

On December 1, 2001, the board of directors resolved to change the strike price on all outstanding options to $1.00 per common share. At May 31, 2003, there were 170,000 options outstanding under the 2000 stock option plan. All other options outstanding during 2002 were not exercised and expired.

Outstanding Options on common shares as of May 15, 2003:

Name of Optionee   # of Shares   Price   Agreement Date   Expiration Date

      Options outstanding under the November 20, 2000 stock option plan

William Grafham     75,000      $1.00    11/20/00         11/20/03
Homer Spencer       25,000      $1.00    11/20/00         11/20/03

Igor Ovcharov       25,000     $1.00    11/20/00         11/20/03
David Calabrigo     45,000     $1.00    11/20/00         11/20/03



Summary by year
issued
Officers,
Directors  &
Consultants
as a group
Year  2000         170,000     $1.00    11/20/00         11/20/03



The Company has three stock option plans all of which have the same characteristics. The 1997 stock option plan is not contained in a formal document whereas the 1999 and 2000 stock option plans are (see exhibits 4.10 and 4.11). The option plans provide for stock options for employees, directors and consultants in the form of Incentive Options for employees and Non-statutory Options for consultants. Options may be granted to any person selected by the Board of Directors, (the "Board") Option terms are for five years from the date of the grant or shorter as may be determined by the Board. All stock options may be deemed canceled and forfeited by the Board, if the Board, in its sole discretion, determines that the conduct of the holder has been contrary to the best interests of the Company and could reasonably be deemed by the Board to have a material adverse effect on the Company or the business of the Company. In the event an employee or consultant ceases to serve in their respective capacity, they have amaximum of three months to exercise their option before it terminates.
Options to employees may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee. Options to consultants may not be assigned for one-year from the date of grant. After one-year, they may be assigned after written notice to the Board and in accordance with the Securities Act of 1933 and the Securities Exchange Act of 1934 to the reasonable satisfaction of the Company.

ITEM 7.  Major Shareholders and Related Party Transactions.


A. Major Shareholders

Change of Control

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

On May 16, 2003 a majority of the shareholders of the Company in an Extraordinary General Meeting approved the following items:

1. A share consolidation of one new share for two shares and the changing of the par value to $.02 share.
2. An increase of the new consolidated authorized shares to 100,000,000.
3. Authorizing and issuing 9,000,000 preferred shares to Gil Slaton at $.005 par value per share with common share voting rights on a one vote per one preferred share basis. The preferred shares will be non-redeemable by the Company and non-convertible; however, they bear interest at 5% with the interest convertible to common shares at 110% of the average price for the 30 days prior to the interest payment at the option of the holder.
4. Authorizing the issuance of 54,000,000 new consolidated shares for all of the outstanding shares of GSI Securitization Inc. which shall remain a wholly owned subsidiary and election of new directors as appointed by GSI Securitization Inc.
5. Authorizing the name of the Company to be changed to GSI Securitization Ltd., a Grand Cayman Island corporation.

At May 31, 2003 the Company had one class of common shares authorized for 100,000,000 shares at $.02 par value per share and one class of preferred shares authorized for 9,000,000 shares at $.005 par value per share. As a result of the actions approved at the shareholders' meeting, the Company has approximately 60,171,053 common shares outstanding and 9,000,000 preferred shares outstanding at May 31, 2003.

All former directors resigned and GSI appointed five new directors and Gunther Slaton as the Chairman, Chief Executive Officer and Chief Financial Officer. William Grafham, the Company's former Chairman and Chief Executive Officer, has agreed to be a consultant to the Company. There were no disagreements with the Company by any of the directors that resigned. There are no current or previous members of the Board of Directors or management with any affiliation with any broker-dealer. The new elected directors are as follows:

Gunther Slaton, Chairman, Chief Executive Officer and Chief Financial Officer - Mr. Slaton founded GSI in 1993. During the previous 18 years, he owned and operated a manufacturing and development company in partnership with USM Corporation. Other career highlights include 14 years with General Foods in various executive positions, including divisional responsibilities for 300+ products with sales volume exceeding $400 million. Earlier in his career he held management positions with Sylvania and US Steel. He was born in Germany and raised in New York. He graduated from New York's prestigious Stuyvesant High School in two years and went to the University of Wisconsin with scholarship. Mr. Slaton received the Gilbreth Award Medal for high achievement in management.

Sally Engel, Director and V.P. of Marketing - Ms. Sally Engel has worked with GSI since 1993 developing a novel approach to reaching the healthcare industry. Prior to GSI she formulated and implemented marketing strategies for numerous Fortune 500 companies. Ms. Engel attended the University of Kansas and studied at Northwestern University majoring in Marketing and Advertising.

Robert D. Couch, Director and Executive V.P. - Mr. Couch's background includes over 20 years in the medical receivable business including software and hardware applications, managing claims adjudication and reimbursement. His has served as the President of MPS & Associates, V.P. of Chicago Primary

Health Services and Director of Internal Medicine Associates Department of Medicine. He is a graduate of Gradwohl School of Medical Technology and attended Regis University in Denver, Colorado.

Kenneth B. Cummings, MD, Director - Mr. Cummings received his M.D. in 1965 from Northwestern Medical School in Chicago, Illinois. He was certified with the National Board of Medical Examiners in 1966 and the American Board of Urology in 1976. He has been licensed in four states and currently serves in the following capacities:

Position                        Since               Institute

Professor of Surgery		1989	Robert Wood Johnson Medical School
Director                      1989  Urology Residency Program at Robert
                                    Wood Johnson Medical School
Director                      1994  Urologic Oncology Cancer Institute
                                    of New Jersey
Chief Scientific Officer      2001  New Jersey Institute of Urology, Inc.
Active Staff			1989	Robert Wood Johnson University
                                    Hospital


Robert Nisenson, Esq., Director - Mr. Nisenson was admitted to the New Jersey Bar and U.S. District Court of the State of New Jersey in 1984 and the New York Bar in 1985. He has handled the legal affairs of GSI since its inception. He is a graduate of Rutgers College in Accounting and Economics and received his Juris Doctor Degree in 1984 from Brooklyn Law School.

The security ownership in the common shares of the Company's stock by the new management and its directors is as follows:


Name, Age & Address        Amount and Nature
of Beneficial Owner (1)  of Beneficial Owner (3)   Percent of Class

Gunther Slaton,            49,588,000 (2)           82.4% (2)
age 74

Robert D. Couch,            1,127,000               1.8%
age 62

Sally Engel,                     None               None
age 59

Kenneth B. Cummings, MD,       56,350                Nil
age 63

Robert Nisenson, Esq.,      1,014,300               1.6%
age 43


(1) All directors listed use the principal executive office as their address which is 502 Carnegie Center, Suite 103, Princeton, New Jersey 08540.

(2) The only shareholder beneficially owning more that 5% of all outstanding shares issued is Gunther Slaton, the Chairman, Chief Executive Officer and Chief Financial Officer. Slaton owns approximately 49,588,000 common shares which represent approximately 82.4% of all of the outstanding shares of the Company. Mr. Slaton also owns 9,000,000 preferred shares which do not convert into common shares. Accrued interest on the preferred shares is convertible into common shares at 110% of the average price for the 30 days prior to the interest payment at the option of the holder. There was no accrued interest as of May 16, 2003.

(3) All share amounts owned have been adjusted for the share consolidation of 1 new share for 2 old shares which was approved by the shareholders of the Company in an extraordinary shareholder meeting on May 16, 2003.

(4)     Based on 60,171,053 shares outstanding on May 31, 2003.

Changes in Ownership by Major Shareholders

See the discussion in the preceding section.

Shares Held in the United States

As of December 31, 2002, the Company's share register indicated that 150,583 of the issued and outstanding common shares were held by 52 shareholders with addresses in the United States. The percentage of the issued and outstanding common shares of the Company believed to be held by U.S. residents at that time was 2.7%.

On May 16, 2003 a majority of the Company's shareholders approved the issuance of 54,000,000 new consolidated shares for all of the outstanding shares of GSI Securitization Inc. of Princeton, New Jersey and issued 9,000,000 preferred shares to Gil Slaton at $.005 par value with common share voting rights on a one vote per one preferred share basis.

GSI Securitization Inc. had approximately 60 shareholders which were all domiciled in the United States of America. The acquisition of GSI
Securitization, Inc. resulted in over 50% of the shareholders of the Company being US residents, and the filing status of the Company changing to the laws and rules for domestic companies under Regulation S-B.

Subsequent annual and quarterly filings with the Securities and Exchange Commission will be on Forms 10-KSB and 10-QSB, respectively.

B. Related Party Transactions

Other than as disclosed below, from January 1, 2002 through June 1, 2003, the Company did not enter into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in
(c) or (d) or over which such a person is able to exercise significant influence.

A. Extension of Convertible Debenture

On, December 31, 1998, the Company issued a $250,000 debenture to Mr. Grafham. The debenture bears interest at 10% per annum payable in semi-annual installments with the total debenture due on or before June 30, 2000. The debenture was extended by mutual agreement of the board of directors and Mr. Grafham to December 31, 2001 under the same terms at fair value creating discounted interest of $125,000.

On May 31, 2002 the board of directors agreed to extend the debenture to December 31, 2002 and amended the convertible feature to $.50 per share at any time on or before December 31, 2002.

On April 3, 2003, the board of directors agreed to extend the debenture to December 31, 2003 and amended the convertible feature to $.20 per share at any time on or before December 31, 2003. However, the Company must give a thirty day notice to Mr. Grafham of its intent to repay the note, during which time Mr. Grafham could convert all or part of the note and accrued interest into common shares at $.20 per share. At December 31, 2002, the Company owed $250,000 in principal and $55,364 in accrued interest under the debenture to Mr. Grafham.


B. Acquisition of GSI Securitization, Inc. and Change of Control

On May 16, 2003 the shareholders of the Company approved the acquisition of GSI Securitization, Inc. resulting in a change of control of the Company.

The Company acquired all of the outstanding shares of GSI Securitization Inc., by issuing 54,000,000 of its post consolidated common shares in a non taxable share for share exchange. The agreement was reached in an arms length transaction approved by a majority of the shareholders of both corporations. The Company intends for GSI to continue in its normal course of operations.

Mr. Grafham earned US$40,000 during the years ending December 31, 2002, for services, which he contributed to the Company for common stock. He also advanced US$26,741 for the Company's development stage expenses during 2002.

During the year 2002 the Company paid a U.S. corporation registered in Arizona owned by William Grafham US$12,000.

ITEM 8.  Financial Information.

Consolidated Statements and Other Financial Information

A. Consolidated Statements and Other Financial Information

Description

                                                                      Page
See Index to Consolidated Financial Statements
for the Years Ended December 31, 2002,
2001 and 2000 starting at page:                                       54

Legal Proceedings

There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its intellectual property is subject.

Dividend Policy

Klinair has never declared or paid cash dividends on its common stock and anticipates that future earnings, if any, will be retained for development of its business. On May 16, 2003 the shareholders of the Company approved the authorization and issuance of 9,000,000 preferred shares which bear interest at 5% per annum.

B. Significant Changes

During March 2003, the Company issued 612,224,000 restricted common shares in payment of $93,839 in outstanding accounts payable at December 31, 2002.

During April 2003, the board of directors extended a debenture payable to its Chairman, William Grafham, to December 31, 2003 and reduced its conversion feature to $.20 per share at any time before December 31, 2003. At December 31, 2002, the Company owed $250,000 in principal and $ 55,364 in accrued interest under the debenture.

On May 16, 2003 a majority of the Company's shareholders in an Extraordinary General Meeting approved the following items:

1. A share consolidation of one new share for two shares and the changing of the par value to $.02 per share.
2. An increase of the new consolidated authorized shares to 100,000,000.
3. Authorizing and issuing 9,000,000 preferred shares to Gil Slaton at $.005 par value per share with common share voting rights on a one vote per one preferred share basis. The preferred shares will be non-redeemable by the Company and non-convertible; however, they will be 5% interest bearing with the interest convertible to common shares at 110% of the average price for the 30 days prior to the interest payment at the option of the holder.
4. Authorizing the issuance of 54,000,000 new consolidated shares for all of the outstanding shares of GSI Securitization Inc. which shall remain a wholly owned subsidiary and election of new directors as appointed by GSI Securitization Inc.
5. Authorizing the name of the Company be changed to GSI Securitization Ltd., a Grand Cayman Island corporation.

As a result of the shareholder vote, the Company has one class of common shares authorized for 100,000,000 shares at $.02 par value per share and one class of preferred shares authorized for 9,000,000 shares at $.005 par value per share and as of June 27, 2003, has approximately 60,516,000 common shares outstanding and 9,000,000 preferred shares outstanding.

All former directors resigned and GSI appointed five new directors and Gunther Slaton as the Chairman and Chief Executive Officer. William Grafham, the Company's former Chairman and Chief Executive Officer, has agreed to be a consultant to the Company.

Details pertaining to the acquisition of GSI Securitization Inc. are incorporated by reference by the filing of Form 8-K on June 9, 2003. See
Item 19 under Exhibit 12.02.

ITEM 9.  The Offer and Listing.


A. Offer and listing details

Price History of the Stock

The following table lists the high and low sales prices as quoted on the OTC Bulletin Board, for shares of the Company's common stock for the each fiscal year and each quarterly period since the Company's shares began trading.
The shares publicly trade with light trading volume. Total trading volume during the year 2000 was 304,000 shares. During 2001 only 102,150 shares traded outside of a block trade at the end of the year for 1,660,000 shares. During 2002 a total of 207,750 shares traded with the last trade of the year having occurred in July 2002. No shares traded during the first quarter of 2003.

                                          OTC-Bulletin Board Trading Activity
                                              Sales Price
                                          ___________________________________
Year Ended                                High                            Low

December 31, 2000                        48.00                            .26
December 31, 2001                         2.00                            .06
December 31, 2002                          .40                            .10


                                              Sales Price
                                          ___________________________________
Quarter Ended                             High                            Low

December 31, 2000                          1.26                           .26
September 30, 2000                         3.76                           .76
June 30, 2000                             48.00                           1.0
March 31, 2000                             4.00                          3.38


Quarter Ended

December 31, 2001                           .18                           .06
September 30, 2001                          .50                           .30
June 30, 2001                              2.00                           .42
March 31, 2001                              .82                           .18


Quarter Ended

December 31, 2002                           N/A                           N/A
September 30, 2002                          .10                           .10
June 30, 2002                               .20                           .10
March 31, 2002                              .40                           .10

Quarter Ended

March 31, 2003                              N/A                           N/A


B. Plan of distribution

Not Applicable


C. Markets

The Company's common shares trade on the OTC Bulletin Board under the symbol "KETLF.OB". The shares of the Company were listed for trading on January 21, 2000.


D. Selling shareholders

Not Applicable


E. Dilution

Not Applicable


F. Expenses of the issue

Not Applicable


ITEM 10.  Additional Information.


A. Share Capital

Not Applicable

B. Memorandum and Articles of Association


Klinair was incorporated pursuant to the laws of the Grand Cayman Islands, British West Indies as Econogreen Environmental Systems Ltd ("Econogreen") as registrar number 51809 on January 4, 1994. On November 21, 1994, Econogreen changed its name to Klinair Environmental Systems Ltd. and then changed its name again to Klinair Environmental Technologies Limited on March 13, 1995. On May 16, 2003, the shareholders changed the name of the Company to GSI Securitization Ltd.

The objects and purposes are of the Company are set forth in paragraph 3 of the Company's Memorandum and Articles of Association, which states that the Company is not restricted in the objects for which it is established and may carry out any object not prohibited by law.

The following is a summary of all material provisions of the Company's Articles of Association and Memorandum and certain provisions of the Company Act, applicable to the Company:

Directors are not required to own any shares of the Company and may be entitled to attend and speak at any general or special shareholder meeting. The remuneration of directors shall from time to time be determined by the Company in a general meeting of the shareholders. Directors do not have the power to vote compensation to themselves or any member of their body in the absence of an independent quorum. Directors may exercise all the powers of the Company to borrow money and to mortgage its assets, issue debentures and other securities whenever money is borrowed. The removal of a director can occur if the director becomes bankrupt; is found to be or becomes of unsound mind; or resigns his office by notice in writing to the Company. There is no age limit requirement for the retirement or non-retirement of a director. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided, may be varied with the consent in writing of 75% of the issued shares of that class.

The directors shall call a general meeting of the shareholders which shall be held once in every calendar year. In the event that the Company has not held a general meeting as required, any two shareholders may call the annual meeting in the same manner. Additionally, an extraordinary general meeting may be called to conduct the same corporate business. An extraordinary general meeting may be called by any director or by any two shareholders of the Company. All general and extraordinary general meetings must be called by giving a minimum notice of seven days, after the day in which the notice was served. The notice must specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business shall be given. All participants in the meetings must be shareholders of the Company or their representatives, except for directors. A quorum must be present in person, by proxy or a combination of both. A quorum is defined as a group of at least two shareholders holding a majority of the outstanding voting shares. All shares must be fully paid for to be voting.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the articles or memorandum of the Company.

There are no provisions within the Company's articles of association that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company and there are no provisions governing the ownership threshold above which any shareholder's ownership must be disclosed.

The U.S. Securities Exchange Act of 1934 requires that all directors, officers and shareholders owning 5% or more of the outstanding shares of a Company must disclose their ownership interest to the public.

There are no conditions imposed by the articles of association governing changes in the capital, where such conditions are more stringent than is required by law.

Description of Share Capital

The Company has two classes of stock which are common and preferred. If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided, may be varied with the consent in writing of 75% of the issued shares of that class. Every shareholder of the Company is entitled to one vote for each share of which he is the holder. There are no provisions against any one shareholder holding a significant number or controlling interest of shares. A quorum for a shareholder vote must comprise at least a majority of the issued shares of the class. A shareholder is not entitled to the rights of a shareholder such as voting and receiving dividends if he has not fully paid for his shares. The directors may declare dividends in cash or in kind only from the profits of the Company and must declare them equally for each share of common stock. No dividend shall bear interest against the Company. Shareholders do not have the right to share in the Company's profit unless declared as such by the directors. Shareholders are not subject to capital calls by the Company. Directors are elected annually at each general meeting. The common stock does not have any sinking fund provisions; however, it does provide for a redemptive reserve fund if the directors choose to use it. In the event of a liquidation, all cash and assets will be distributed to creditors, then preferred shareholders and then all common shareholders evenly on a per share basis. A liquidator would be appointed in the event of a distribution of assets in kind and no shareholder would be compelled to accept any shares or other securities whereon there is any liability.

On May 16, 2003 the shareholders of the Company authorized and issued 9,000,000 preferred shares to Gil Slaton at $.005 par value per share with common share voting rights on a one vote per one preferred share basis. The preferred shares are non-redeemable by the Company and non-convertible; however, they are 5% interest bearing with the interest convertible to common shares at 110% of the average price for the 30 days prior to the interest payment at the option of the holder.

C. Material Contracts

There are no contracts or commitments to conduct research on the SmartFilter and the Company has a non exclusive agreement with the Scientific-Engineering Center of the SB of the Russian Academy of Sciences, an institution organized under the laws of the Russian Federation, "Zeosit" to market their Zeoforming technology . The terms of the agreement provide for Klinair to receive marketing commissions upon the successful sale of a Zeoforming plant. Klinair must bear all marketing expenses.

The contract with respect to the May 16, 2003 acquisition of GSI
Securitization, Inc. was filed on Form 6-K on May 8, 2003 (see Exhibit 12.01) Material contracts pertaining to the business of GSI Securitization, Inc. will be filed in an amended Form 8-K during July.

D. Exchange Controls

The Company is not aware of any laws, decrees or regulations of the Grand Cayman Islands, British West Indies that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Grand Cayman holders of the common shares. In addition, the Company is not aware of any limitations on the right of non-Grand Cayman owners to hold or vote the common shares imposed by Grand Cayman law or by the Memorandum and Articles of Association of the Company.

The sole shareholder of its Irish subsidiary is the Company. All dividends paid by the Irish subsidiary to the Company would not be allowable deductions against taxable income and there are no limitations or prohibitions on payment of dividends to a Grand Cayman Corporation. Advances received from or given to the Company would normally not have any Irish taxation consequences assuming interest is not charged. If interest were charged from the Company, its payment would be regarded as a distribution and not tax deductible.

There are no Irish or Grand Cayman Island exchange controls or other limitations that affect the right of the Company non-resident shareholders to hold or vote their shares of common stock.

E. Taxation

The Company is not aware of any taxes or withholding provisions to which United States security holders are subject under existing laws and regulations of the Grand Cayman Islands. There is no reciprocal tax treaty between the Grand Cayman Islands and the United States regarding withholding.

The Company is not a Passive Foreign Investment Company and does not anticipate being such in the future.

The normal rate of Corporation Tax in Ireland is currently 12.5% of taxable income which became effective January 1, 2003. Net operating losses from prior years are available to be carried forward to future years. Research and development costs are allowable deductions against taxable income. Employees of any Irish companies in receipt of salaries will be subject to withholding arrangements. There are no withholding taxes applying to payments to consultants.

The Company, is not taxed on any dividend income, revenues, net income, assets or capital under the laws of the Grand Cayman Islands. The Company is required to pay an annual standard filing fee with the Registrar of Companies and provide an updated listing of the directors and officers of the company.

The Company may be defined as a Personal Holding Company "PHC" under the tax laws of the USA. Generally a corporation is a PHC if it meets both of the following requirements.

1. PHC Income Test. At least 60% of the corporation's adjusted ordinary gross income for the tax year is PHC income as defined by section 543 of the internal revenue code.
2. Stock Ownership Requirement. At any time during the last half of the tax year, more than 50% in value of the corporation's outstanding stock is owned, directly or indirectly, by five or fewer individuals.

Effective for any tax year beginning in 2002, the tax rate applicable to undistributed PHC income is 38.6%.

The Company was not subject to US income taxes at any time prior to January 1, 2003. As a result of the transaction and change in control as of May 16, 2003, the income from GSI Securitization, Inc. will be subject to the Internal Revenue Code of the United States of America. Depending on the operations and ownership of the Company it may be subject to the PHC provisions in 2003.

The effective Federal corporate income tax rate is approximately 34% on income in excess of $100,000. Additionally, state income taxes may apply depending on the jurisdiction and operations of the Company.

F. Dividends and Paying Agents

The Company has not declared or issued any dividends during 2002 or during 2003 through the date of this filing. The Company does not have any plans to issue any dividends.

G. Statement by Experts

Not Applicable

H. Documents on Display

Documents concerning the Company and referred to in this report may be inspected upon request. The location of the records to be inspected will be determined based upon the nature of the request.

I. Subsidiary Information

During 2002, the Company terminated operations in three of its Irish subsidiaries because it had not developed its SmartFilter to a stage where the subsidiaries could be used for their intended use. Legal procedures were taken during 2002 to dissolve the following subsidiaries:

Klinair Environmental Technologies (Dublin) Limited
Klinair Environmental Technologies (Limerick) Limited
Klinair Environmental Technologies (Shannon) Limited

At December 31, 2002, the Company had one active subsidiary which is Klinair Environmental Technologies (Ireland) Limited. In May, 2003, the Company acquired GSI Securitization Inc.

See Item 4 (Section C. Organizational Structure).


ITEM 11.  Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

ITEM 12.  Description of Securities Other than Equity Securities.

Not applicable.


                                  PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

The Company has not defaulted in its payment of principal, interest or purchase fund installment, or any other items on any indebtedness during the year ended December 31, 2002 or during the period from January 1, 2003 through June 1, 2003.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

The articles of association have not been modified during the past fiscal year. On May 16, 2003 a majority of the shareholders of the Company approved the authorization and issuance of 9,000,000 preferred shares. The name change, share consideration and terms of the preferred shares are described in the following documents incorporated by reference.

Form 6-K filed on May 8, 2003 and Form 8-K filed on June 9, 2003. See Item
19. Exhibits - Exhibits 12.01 and 12.02.

ITEM 15.   Controls and Procedures

Within 90 days prior to the filing date of this Annual Report on Form 20-F, management, including the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures are effective.

There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation by the Chief Executive Officer and Chief Financial Officer except as follows:

On May 16, 2003 the shareholders of the Company approved the acquisition of GSI Securitization Inc. and the appointment of an entire new board of directors and management. On May 16, 2003 all prior directors and officers resigned as requested by the new directors. An evaluation of the Company's internal controls will reported by new management in its first quarterly filing under Form 10-QSB for the quarter ended June 30, 2003.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16A.   Audit Committee Financial Expert

During the year 2002, the Company did not have an independent audit committee financial expert.

ITEM 16B.   Code of Ethics

The Company has not adopted a Code of Ethics as of June 1, 2003. The Company plans to adopt a Code of Ethics during 2003.


ITEM 16C.   Principal Accountant Fees and Services

During the years ended December 31, 2001 and 2002, the Company's principal accountant was James C. Marshall, C.P.A., P.C. Total fees and services billed for the years ended December 31, 2001 and 2002 are as follows.

                                    2002                      2001

Audit Fees                       $12,300                   $11,300

Audit-Related Fees                     0                         0
Tax Fees                               0                         0
All Other Fees                         0                         0
                                  ________                     _____
TOTAL                            $12,300                   $11,300

All work performed by the principal accountants during 2002 and 2001 was done by its full-time employees.

All work performed by the principal accountants during 2002 and 2001 were done by their full-time employees.

                                  PART III

ITEM 17.  Financial Statements.

See Item 18.


ITEM 18.  Financial Statements.

See financial statements starting at page F-1

ITEM 19.  Exhibits.


1.01  Memorandum and Articles of Association (1)                           N/A
1.02  Memorandum and Articles of Association amendments (1)                N/A
1.03 Memorandum and Article of Association amendment for increase in N/A authorized capital. (4)
1.04 Memorandum of Article of Association amendment for increase in authorized capital and authorization of 9,000,000 preferred shares with preferred share rights.  See Exhibit 12.01
4.01  Joint Venture Agreement with BICA Limited (1)                        N/A
4.02  Agreement for Research with Penn State Univ.- July 1996 (2)          N/A
4.03  Extension Agreement with Penn State Univ. - April 1998 (2)           N/A
4.04  Confidentiality Agreement - Princeton Univ. - Dec. 1996 (2)          N/A
4.05  Confidentiality Agreement - Univ. of Southern Calif.- Aug. 1996 (2)  N/A
4.06  Research Agreement with Materials Ireland - Dec. 1997 (2)            N/A
4.07  Non Disclosure Agreement with Los Alamos National                    N/A
      Laboratory - June 29, 1999 (3)
4.08  Stock Purchase Agreement with World Equity Investment                N/A
      Fund - May 17, 1999 (3)
4.09  Schedule of Patent Applications (4)                                  N/A
4.10  1999 Incentive and Non Statutory Stock Option Plan (4)               N/A
4.11  2000 Incentive and Non Statutory Stock Option Plan (4)               N/A
4.12  Marketing, Licensing and Supply Agreement with Zeosit (4)            N/A
4.13  Debenture issued to William Grafham
8.01  List of Registrant and Subsidiaries                                  N/A
12.01 Notice of Extraordinary General Meeting for May 16, 2003 and Stock N/A Purchase Agreement to acquire GSI Securitization Inc. filed on Form
      6-K with the Securities and Exchange Commission on May 8, 2003 (5)
12.02 Report on Acquisition of GSI Securitization Inc. filed on Form 8-K N/A on June 9, 2003.
99.1  Certification of Gunther Slaton, CEO
      Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
      Section 906 of the Sarbanes-Oxley Act of 2002 of Chief Executive
      Officer                                                              53
99.2  Certification of Gunther Slaton, CFO
      Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
      Section 906 of the Sarbanes-Oxley Act of 2002 of Chief Financial
      Officer                                                              54
24.6  Consent of Auditors                                                  88
24.61 Consent of Auditors                                                  89

(1) The Exhibit was previously filed with the Company's 1997 Form 20-F filed with the Securities and Exchange Commission on January 30, 1998, Commission File Number 0-29600.

(2) The Exhibit was previously filed with the Company's Form 20-F/A Amendment No. 1 filed with the Securities and Exchange Commission on May 19, 1998, Commission File Number 0-29600.

(3) The Exhibit was previously filed with the Company's 1998 Form 20-F filed with Securities and Exchange Commission on July 16, 1999, Commission File Number 0-29600.

(4) The Exhibit was previously filed with the Company's 2000 Form 20-F filed with Securities and Exchange Commission on July 14, 2001, Commission File Number 0-29600.

(5) The Exhibit was filed on Form 6-K with the Securities and Exchange Commission on May 8, 2003, Commission File Number 0-29600 as Special Resolutions as described in the Notice of Extraordinary General Meeting for May 16, 2003. These Special Resolutions were approved by a majority of the shareholders on May 16, 2003 as described and filed with the Registrar of Companies of Cayman Islands on May 19, 2003.

                                  SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                  GSI SECURITIZATION LTD.
                       (Registrant)

       /s/Gunther Slaton
       __________________
          Gunther Slaton
          Chairman, CEO, and CFO

    Date: June 27, 2003

Exhibit 8.01

                       LIST OF REGISTRANTS AND SUBSIDIARIES


Registrant:	      GSI Securitization Ltd.

Subsidiaries:	GSI Securitization, Inc., a New Jersey corporation
                Klinair (Ireland) Environmental Technologies
                Limited, an Irish corporation


Exhibit 99.1

                                  CERTIFICATIONS

I, Gunther Slaton, certify that:

1. I have reviewed this annual report on Form 20-F of GSI Securitization Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function): (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 27, 2003

/s/Gunther Slaton
____________________
   Gunther Slaton
   Chairman, and CEO

Exhibit 99.2

                                  CERTIFICATIONS

I, Gunther Slaton, certify that:

1. I have reviewed this annual report on Form 20-F of GSI Securitization Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have: (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function): (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 27, 2003

/s/Gunther Slaton
____________________
   Gunther Slaton
   CFO

                  GSI SECURITIZATION LTD. AND SUBSIDIARIES
           (formerly Klinair Environmental Technologies Limited)

                     (A Development Stage Company)

                   Consolidated Financial Statements


           For the years ended December 31, 2002, 2001 and 2000

          And for the period from Inception to December 31, 2002

                      (A Development Stage Company)

                  GSI SECURITIZATION LTD. AND SUBSIDIARIES
           (formerly Klinair Environmental Technologies Limited)

                     (A Development Stage Company)

                   Consolidated Financial Statements


           For the years ended December 31, 2002, 2001 and 2000

          And for the period from Inception to December 31, 2002

                      (A Development Stage Company)



Table of Contents                                     Page



Company Information                                      56 (F-1)
Auditors' Report                                      57-58 (F-2)(F-3)
Consolidated Balance Sheets                              59 (F-4)
Consolidated Statements of Operations                    60 (F-5)
Consolidated Statements of Shareholders' Equity       61-62 (F-6)(F-7)
Consolidated Statements of Comprehensive Loss            63 (F-8)
Consolidated Statements of Cash Flow                  64-65 (F-9)(F-10)
Notes to Consolidated Financial Statements            66-87 (F-11)(F-32)

                  GSI SECURITIZATION LTD. AND SUBSIDIARIES
            (formerly Klinair Environmental Technologies Limited)

                     (A Development Stage Company)
Company Information


Directors          Roger Duffield (British) (resigned April 1,2002)
                   William Grafham (Cayman Island) (resigned May 16, 2003)
                   Roger Lane-Nott (British) (resigned February 20, 2000)
                   Les Margetak (Canadian) (resigned November 27, 2000)
                   Homer Spencer(Canadian) (resigned May 16, 2003)
                   Jeff Scott (Canadian) (resigned May 16, 2003)
                   Gunther Slaton (USA) (appointed May 16, 2003)
                   Robert Couch (USA) (appointed May 16, 2003)
                   Sally Engel (USA) (appointed May 16, 2003)
                   Kenneth Cummings, MD (USA) (appointed May 16, 2003)
                   Robert Nisenson, Esq. (USA) (appointed May 16, 2003)

Chairman,
CEO, CFO           Gunther Slaton

Secretary          c/o Q & H Corporate Services Ltd.


Registered
Office             c/o Q & H Corporate Services Ltd
                   PO Box 1348 GT
                   Third Floor, Harbour Centre,
                   George Town, Grand Cayman B.W.I


Bankers            Bank of Ireland,
                   St. Stephens Green,
                   Dublin 2.


Auditors           James C. Marshall, CPA, P.C.
                   14455 N. Hayden Road, Suite 206
                   Scottsdale, Arizona 85260
                   USA


Special
Securities
Counsel            Dill Dill Carr Stonbraker & Hutchings,
                   455 Sherman Street, Suite 300,
                   Denver, Colorado, 80203
                   USA


Patent
Attorney           John A. O'Brien & Associates
                   14 Carysfort Avenue
                   Blackrock
                   Co Dublin


        56 (F-1)


James C. Marshall,

CPA, P.C.
                              James C. Marshall, CPA, P.C.
                              14455 North Hayden Rd., Ste. 206
                              Scottsdale, Arizona   85260-6948
                              480.443.0500  FAX:480.948.5635
                              jmarshallcpa.com



                 Report of Independent Certified Public Accountants

To the Board of Directors
and the Shareholders of
GSI Securitization Ltd.,
(formerly Klinair Environmental Technologies Limited)
(A Development Stage Company)


We have audited the accompanying consolidated balance sheets of GSI Securitization Ltd.,(formerly Klinair Environmental Technologies Limited) and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity, comprehensive loss and cash flows for the two years ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GSI Securitization Ltd.,(formerly Klinair Environmental Technologies Limited) and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the two years ended December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company is a development stage company with significant losses to date. These items and the additional factors discussed in Note 1(a) to the financial statements raise a substantial doubt about the ability of the Company to continue as a going concern. Management's plans with regard to these matters are also described in Note 1(a), to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            /s/James C. Marshall
                                            JAMES C. MARSHALL, CPA, P.C.

June 25, 2003


        57 (F-2)


BDO         BDO International		    Beaux Lane House
		Registered Auditors	    Mercer Street Lower
                                        Dublin 2 Ireland
                                        Telephone +353 1 470 0000
                                        Telefax +353 1 477 0000


Report of Independent Chartered Accountants & Registered Auditors

To the Board of Directors
and the Shareholders of

Klinair Environmental Technologies Limited
(A Development Stage Company)


We have audited the accompanying consolidated balance sheets of Klinair Environmental Technologies Limited and its subsidiaries as of December 31, 2000 and the related consolidated statements of loss, shareholders' equity, comprehensive loss and cash flows for the year then ended, and for the period from inception (January 4, 1994) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Klinair Environmental Technologies Limited and its subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended, and for the period from inception (January 4, 1994) to December 31, 2000 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company is a development stage company with significant losses to date. These items and the additional factors discussed in Note 1(a) to the financial statements raise a substantial doubt about the ability of the Company to continue as a going concern. Management's plans with regard to these matters are also described in Note 1(a), to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

July 11, 2001,except for restatement of
outstanding shares and per share amounts for      /s/BDO International
the year ended December 31, 2000                  BDO International
related to the reverse stock split                Registered Auditors
which is as of May 18, 2003


        58(F-3)

                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
            (formerly Klinair Environmental Technologies Limited)
                         Consolidated Balance Sheet
                  As of December 31, 2002, 2001 and 2000
                      (A Development Stage Company)


                                                     December 31,


                                                2002              2001
ASSETS

Current Assets
Cash & cash equivalents-  Note 4          $    6,617        $   75,703
Receivables and prepaid
expenses-  Note 6                              9,893            92,658
Total Current Assets                          16,510           168,361

Intangible Assets, net-  Note 5              259,276           285,155

Total Assets                              $  275,786        $  453,516

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Trade accounts payable                    $   96,748        $    5,493
Advances from Shareholders-  Note 9
                                              26,741                 -
Accrued interest payable-  Note 8             55,364            30,364
Convertible Debentures-  Note 8              250,000           250,000
Total Current Liabilities                    428,853           285,857
Total Liabilities                            428,853           285,857


Shareholder's Equity

Common Stock - $.02 par value -
100,000,000 shares authorized,
5,559,054 issued and outstanding
at December 31, 2002 and
5,661,304 at December 31, 2001,
respectively-  Notes 7 & 13                  111,181           113,226
Paid In Capital                            6,572,172         6,658,673
(Deficit) accumulated during
the development stage                     (6,836,420)       (6,624,149)
Foreign Currency translation
adjustments                                        -            19,909
Total Shareholders' Equity                  (153,067)          167,659

Total Liabilities and Shareholders'
Equity                                    $  275,786        $  453,516



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        59(F-4)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
            (formerly Klinair Environmental Technologies Limited)
                     Consolidated Statement of Operations
               For the years ended December 31, 2002, 2001 and 2000
              And for the period from Inception to December 31, 2002
                          (A Development Stage Company)




                                                              Cummulative
                                                              from
                                                              January 4, 1994
                                                              (inception) to
                      For the year ended December 31,         December 31,
                      2002          2001         2000         2002


EXPENSES

Research &
development
salaries         $       -    $        -  $         -     $   1,200,848
Other research &
development exp.         -         3,011       41,855         1,532,071
Licensing fees           -       287,500      187,500           475,000
Officers salaries-
Note 9              76,196       178,789      394,968         1,526,076
Office rent and
expenses- Note 9     8,839        41,700       49,917           192,211
Consulting          37,930       206,893      405,996           918,964
Travel               5,884        22,440       52,198           229,795
Advertising              -             -            -            29,982
Legal               13,992        13,181       59,277           157,063
Accounting and
Auditing            33,967        62,685       32,027           298,307
Transfer agent
fees                 2,466         1,121        2,765            23,483
Shareholder
relations            1,735         3,725        5,396            10,856
Interest            25,000        26,569      150,000           229,479
Bank fees              292         1,187        1,338            15,568
Amortization and
Depreciation        25,879        20,177       16,720            92,838

Total Expenses     232,180       868,978    1,399,957         6,932,541

Interest Income          -        15,227       41,456            76,212
Realized foreign
currency
translation on
liquidated
subsidiary         19,909             -            -            19,909

Net (Loss)        (212,271)   $ (853,751) $(1,358,501)   $  (6,836,420)

Net (Loss) per
share of common
stock            $   (0.04   $     (0.16) $     (0.26)

Weighted average
shares of
common stock     5,645,616     5,417,325    5,151,149


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        60 (F-5)



                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
            (formerly Klinair Environmental Technologies Limited)
                 Consolidated Statement of Shareholders' Equity
                    From Inception through December 31, 2002
                          (A Development Stage Company)

                                         (Deficit)
                                          Accumulated   Other
                              Additional  During        Comprehensive
           Common Stock       Paid-In     Development   Income
           Shares    Amount   Capital     Stage         (Expense)     Total

Balance
Jan. 1,
1994             -  $      - $       -   $      -                    $      -
Shares for
Advances 1,250,000     1,000   424,531                                425,531
Net loss
Dec. 31,
1994                                     (423,096)                   (423,096)
Balances,
Dec.31

1994     1,250,000     1,000   424,531   (423,096)                      2,435

Shares
issued in
rights
offering-
Aug. 31,
1995    1,250,000    49,000   359,663                                 408,663
Net(Loss)
Dec. 31,
1995                                    (403,674)                    (403,674)
Balances,
Dec. 31,
1995    2,500,000    50,000   784,194   (826,770)                       7,424

Shares
for advances-
Jan.-Dec.
1996      500,000    10,000   499,978                                 509,978
Net(Loss)
to Dec. 31,
1996                                    (519,177)                    (519,177)
Balances,
Dec. 31,
1996    3,000,000    60,000 1,284,172 (1,345,947)                      (1,775)

Shares
issued in
private
placement-
Mar. 24,
1997      500,000    10,000   990,000                               1,000,000
Shares
issued
for finders
fee- Mar. 24,
1997       50,000     1,000    (1,000)                                      -
Shares
issued
for services-
May 6,
1997      153,100     3,062   303,138                                 306,200
Unearned
Stock
compensation                                          (4,050)          (4,050)
Foreign
Currency
translation
adjustments                                              730              730
Net(Loss)
Dec. 31,
1997                                  (1,235,413)                  (1,235,413)
Balances,
Dec. 31,
1997    3,703,100    74,062 2,576,310 (2,581,360)     (3,320)          65,692


Bonus
shares for
1997 private
placement-
Jul. 28,
1998       75,000     1,500    (1,500)                                      -
Cancel-
lation of
finders fee
shares in
1997 priv.
placement (25,000)     (500)      500                                       -
Shares
issued in
private
placement-
Sept. 10,
1998       13,600       272    26,928                                  27,200
Shares
issued for
services  159,750     3,195   383,805                                 387,000
Shares
issued
for debt  203,500     4,070   402,930                                 407,000
Unearned
Stock
compensation                                           4,050            4,050
Foreign
Currency
translation
adjustments                                            7,667            7,667
Net(Loss)
for twelve
months ended
Dec. 31,
1998                                  (1,141,747)                  (1,141,747)
Balances,
Dec. 31,
1998    4,129,950    82,599 3,388,973 (3,723,107)      8,397         (243,138)


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        61(F-6)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
            (formerly Klinair Environmental Technologies Limited)
                 Consolidated Statement of Shareholders' Equity
                    From Inception through December 31, 2002
                          (A Development Stage Company)

                                  (continued)

Private
Placement 720,000    14,400 1,785,600                              1,800,000
Cost of
1999
private
placement                    (150,000)                              (150,000)
Cancellation
of shares
in 1997
private
placement    (500)      (10)     (990)                                (1,000)
Shares
issued for
services  113,750     2,275   233,475                                235,750
Par value
of options
allotted                       24,500                                 24,500
Foreign
Currency
translation
adjustments                                           10,087          10,087
Net(Loss)
for twelve
months ended
Dec. 31,
1999                                    (688,790)                   (688,790)
Balances,
Dec. 31,
1999    4,963,200    99,264 5,281,558 (4,411,897)     18,484         987,409

Shares
issued for
services  289,666     5,793   875,464                                881,257
Par value
of options
allotted                      127,118                                127,118
Discounted
interest from
extension of
debenture                     125,000                                125,000
Foreign
Currency
translation
adjustments                                            8,534           8,534
Net(Loss)
for twelve
months ended
Dec. 31,
1999                                  (1,358,501)                 (1,358,501)
Balances,
Dec. 31,
2000    5,252,866   105,057 6,409,140 (5,770,398)    27,018          770,817

Shares
issued for
services  393,250     7,865   196,219                                204,084
Shares
issued for
debt       15,888       304    15,064                                 15,368
Fair value
of options
allotted                       38,250                                 38,250
Foreign
Currency
translation
adjustments                                          (7,109)          (7,109)
Net(Loss)
for twelve
months ended
Dec. 31,
2001                                    (853,751)                   (853,751)
Balances,
Dec. 31,
2001    5,661,304   113,225 6,658,674 (6,624,149)    19,909          167,659

Net(Loss)
for twelve
months ended
Dec. 31,
2002                                    (212,271)                   (212,271)
Cancellation
of shares
for note
payment  (102,250)   (2,045)  (86,501)                               (88,546)
Foreign
Currency
translation
adjustments                                         (19,909)         (19,909)
Balances,
Dec. 31,
2002    5,559,054  $111,181$6,572,172$(6,836,420)         -       $ (153,067)



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        62(F-7)

                    GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                 Consolidated Statements of Comprehensive Loss
                  For the Three Years Ended December 31, 2002
                         (A Development Stage Company)


                                            For the year ended December 31,
                                          2002          2001          2000

Net loss                             $(212,271)    $(853,751)  $(1,358,501)

Foreign currency translation
adjustment                      	    19,909        (7,109)        8,534

Comprehensive loss                   $(192,362)    $(860,860)  $(1,349,967)




SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        63(F-8)

                     GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                       Consolidated Cash Flow Statements
            For the years ended December 31, 2002, 2001 and 2000 and for the period from Inception to December 31, 2002
                         (A Development Stage Company)

                                                               Cumulative from
                                                               January 4, 1994
                                                               (Inception) to
                          For the year ended December 31,      December 31,
                         2002          2001          2000      2002

OPERATING ACTIVITIES
Net(Loss) income
for the period     $ (212,271)   $ (853,751)  $(1,358,501)     $(6,836,420)
Adjustments to
reconcile net
cash used by
operations:
Amortization and
depreciation           25,879        20,177        16,720           92,838
Realized foreign
currency
translation          (19,909)                                      (19,909)
Write off of
computer
equipment                   -             -             -            4,111
Non cash
transactions-
Note 10               (88,546)      219,452       881,257        1,941,113
Fair value of
options granted             -        38,250       127,118          189,868
Fair value
discount on
debenture
extension                   -             -       125,000          125,000
Decrease/
(increase)
in accounts
receivable             (5,781)      (90,704)       13,992           (9,893)
Decrease/
(increase)
in due from
related party          88,546        67,149       (17,118)               -
Decrease/
(increase)
in prepaid
expenses                    -       187,500      (163,447)               -
Increase/
(decrease)
in accounts
payable                91,255       (44,451)     (111,811)          96,748
Increase/
(decrease)
in accrued
interest               25,000       (19,636)       25,000           55,364
Net Cash (Used)
by Operating
Activities            (95,827)     (476,014)     (461,790)      (4,361,180)


FINANCING ACTIVITIES
Issuance of common
stock for cash              -             -             -        3,980,372
Issuance of stock
for debt                    -             -             -          407,000
Proceeds from
convertible
debenture                   -             -             -          250,000
Increase/(decrease)
in shareholder's
advances               26,741             -       (26,379)          26,741
Cash provided/
(used) by
Financing
Activities             26,741             -       (26,379)       4,664,113

INVESTING ACTIVITIES
Purchase
(sale) of computer
equipment                                               -           (5,590)
Patent Costs                        (53,753)      (26,882)        (349,214)
Organizational
Costs                                                   -           (2,900)
Cash (used)
by Investing
Activities                  -       (53,753)      (26,882)        (357,704)




SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        64(F-9)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                     Consolidated Cash Flow Statements
            For the years ended December 31, 2002, 2001 and 2000
           and for the period from Inception to December 31, 2002
                         (A Development Stage Company)

                                 (continued)
                                                               Cumulative from
                                                               January 4, 1994
                                                               (Inception) to
                          For the year ended December 31,      December 31,
                         2002          2001          2000      2002



Effects of
exchange
rate changes
on cash                              (7,109)       (1,242)          61,388
Increase
(decrease)
in cash              (69,086)      (529,767)     (515,051)         (54,771)
Cash at
beginning
of period             75,703        612,579     1,128,872                -
Cash at end
of period          $   6,617     $   75,703   $   612,579     $      6,617



SUPPLEMENTAL
DISCLOSURE OF
NON CASH AND
FINANCING
ACTIVITIES
Cash Disclosures
from Operating
Activities
                   $       -     $        -   $         -     $          -
Interest           $  25,000     $   21,117   $         -     $     49,027



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        65(F-10)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)

Note 1. Significant Accounting Policies


(a) Accounting Convention and Basis of Preparation

    The financial statements are prepared under the historical cost convention and in accordance with generally accepted accounting principles in the United States of America.

    The company is in the development stage and has not generated significant revenue or income from operations. The company suspended completing development of its Smart Filter technology and is seeking a market for Zeoforming in order to generate revenue through a non-exclusive marketing agreement. Commercial acceptance of SmartFilter and Zeoforming will have to occur in the marketplace before the company can attain successful operations. The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the company has incurred recurring losses totaling US$6,836,420 since inception.

   The company intends to use advances from shareholders, the exercise of stock options, and joint ventures to further its research and development, perform field testing and bring the SmartFilter to commercialization. In addition, the company is also pursuing private placement financing. If the company is unable to raise additional funds when needed, and ultimately obtain successful operations, it may be required to defer for a period of time or indefinitely, its current business plans.

   These factors raise a substantial doubt about the ability of the company to continue as a going concern. The financial statements do not include any adjustment that might result in the outcome of this uncertainty.

(b) Organization

   On May 16, 2003 the Company changed its name to GSI Securitization Ltd from Klinair Environmental Technologies Limited in conjunction with the reverse acquisition described in Note 13.

   Klinair Environmental Technologies Limited, a development stage company, (the "Company" or "Parent") was organized under the laws of the Grand Cayman Islands, British West Indies, on January 4, 1994, as Econogreen Environmental Systems Limited. It changed its name to Klinair Environmental Systems Limited on November 21, 1994 and then to Klinair Environmental Technologies Limited on March 13, 1995. The Company is in the development stage as defined in Financial Standards Board Statement Number 7.


        66(F-11)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)


Note 1. Significant Accounting Policies (continued)

   Klinair Environmental Technologies (Ireland) Limited, is a wholly owned subsidiary of the Parent. It was formed, on October 26, 1995 to benefit from grant incentives and the tax-free royalty income resulting from royalties generated from the ownership of intellectual properties relating to the development of the technology.

   During 2002, the Company terminated operations in three of its Irish subsidiaries because it had not developed its SmartFilter to a stage where the subsidiaries could be used for their intended use. Legal procedures were taken during 2002 to dissolve the following subsidiaries:

Klinair Environmental Technologies (Dublin) Limited
Klinair Environmental Technologies (Limerick) Limited
Klinair Environmental Technologies (Shannon) Limited


(c) Currency

   All dollar amounts are stated in the currency of the United States of America.


(d) Consolidation

   The consolidated financial statements include the accounts of the parent and its wholly owned subsidiary. Inter company balances and transactions are eliminated on consolidation.


(e) Development Stage Activity

   During 2002 the Company did not perform any research on its SmartFilter technology.

   Prior to 2002, the Company was involved in the research and development of designing an implementing technology that would remove and recover certain trace metals from a variety of crude oils and refined fuels that significantly contribute to corrosion of equipment in contact with such materials. The research was conducted in conjunction with major universities in the Republic of Ireland and the United States of America.

   The plan of operation after development was to lease and place the SmartFilter at customer sites, thereby preventing disassembly and extraction of design knowledge. The remote sites would then be manned by the Company's personnel and linked to a central control site to prevent inappropriate operation, tampering, theft or removal of the intermetallic elements.


        67(F-12)

                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)


Note 1. Significant Accounting Policies (continued)

   The Company is seeking a joint venture partner and additional capital to continue the research and development of a technology that removes and recovers certain trace metals from a variety of crude oils in laboratory tests.

   All costs incurred in development to date have been charged to profit and loss accounts as incurred.

   The Company entered into an exclusive marketing agreement on March 30, 2000 with the Russian institute, "Zeosit", that founded and developed the Zeoforming technology. Zeosit has rights in and to certain zeolite catalyst technology relating to production of high octane non-blended gasoline from low octane hydrocarbon fractions technology including know-how patents. The marketing agreement provides for Klinair to receive income upon the sale of a plant and continuing royalties from the operation of the plant. There were no sales for the year ended December 31, 2000. The agreement expired on December 15, 2001 and was modified to give Klinair a non-exclusive agreement to continue marketing the technology. No sales were generated during 2002 or 2001.


(f) Patent Costs

   Patents are capitalized at cost and amortized on a straight line method over fifteen years.


(g) Accounting Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.


(h) Fair Value Disclosures


   Recorded amounts of cash and cash equivalents, receivables, prepaid and other current assets, accounts payable and amounts included in current liabilities meeting the definition of financial instruments approximate fair value.


        68(F-13)



                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)


Note 1. Significant Accounting Policies (continued)

(i) Income Taxes

   Deferred taxes are provided for temporary differences on the basis of assets and liabilities for financial reporting and tax purposes. To the extent that it is not considered to be more likely than not that all of the Company's deferred tax assets will be realized, a valuation allowance is recorded to reduce the deferred tax asset to its estimated net realizable value.


(j) Cash Equivalents

   Cash equivalents are considered to be all cash instruments maturing within 90 days from the initial investment date.


(k) Foreign currency translation

   All assets and liabilities in the balance sheet of foreign subsidiaries whose functional currency is other than the US dollar are translated at the exchange rate ruling at the balance sheet date. All revenue and expense accounts of foreign subsidiaries are translated at a weighted-average of exchange rates in effect during the year. Translation adjustments are recorded as a separate component of equity and have been eliminated as a result of the dissolution of three foreign subsidiaries. The remaining foreign subsidiary maintains its books and records in $US currency.


(l) Earnings per share

   Earnings per share for each period was calculated by dividing the loss by the weighted average shares outstanding for each respective period. Earnings per share are not shown on a fully diluted basis as the effect is anti-dilutive. The Company's convertible debenture of US$250,000 (at US$0.20 per share) in favor of the Chairman of the Company and outstanding options to purchase 1,250,000 common shares is considered anti-dilutive.


(m) Stock Based Compensation

   The Company measures and recognizes stock-based transactions with employees under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees (APB 25). Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company had adopted the disclosure-only provisions of Statement of


        69(F-14)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)


Note 1. Significant Accounting Policies (continued)

Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock-
Based Compensation".  In December 2002, the Financial Accounting Standards
Board ("FASB") issued Statement of Financial Accounting Standards No. 148
(SFAS 148)which amends SFAS No. 123. SFAS No. 148 provides alternatives for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the existing disclosure requirements for all companies with stock-based compensation plans and establishes disclosure requirements for interim periods. In accordance with SFAS No. 123, the Company will continue to account for its stock option plan using the intrinsic-value-based method as defined in APB 25.
The disclosure provisions of SFAS No. 148 have been adopted. The Company's stock-based compensation plans are described more fully in Note 10.
Outstanding options not yet exercised amount to 170,000 shares at US$2.00.

   The Company has adopted the application of SFAS No. 123 for the payments in stock to third parties which requires the Company to record the transaction at the fair market value of the service or product or the market value of the stock, whichever is more determinable, at the date the service of product is provided.

   The following table illustrates the effect on the results of operations and per share results if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation: (in US$)

                                             For the year ended December 31,
                                        2002          2001          2000

Net (Loss)                            $ (212,271)  $ (853,751)   $ (1,358,501)
Add: Stock-based compensation
expense included in reported
net loss                                       0            0               0
Deduct: Total stock-based
compensation expense
determined under fair
value method                                   0            0               0
Proforma net loss                     $ (212,271)  $ (853,751)   $ (1,358,501)

as reported                           $    (0.04)  $    (0.16)   $      (0.26)
Proforma                              $    (0.04)  $    (0.16)   $      (0.26)


        70(F-15)


                  GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)


Note 1. Significant Accounting Policies (continued)

(n) Accounting for derivative instruments and hedging activities

   Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of the gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction.

   For a derivative not designated as a hedged instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, the company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of the new standard on January 1, 2001 did not have a material effect on the financial statements.


(o) Impairment of Long Lived Assets

   In the event that facts and circumstances indicate that the cost of long-lived assets, primarily intellectual property and patents, may be impaired, the Company performs a recoverability evaluation. If an evaluation is required, the discounted estimated future cash flows associated with the assets are compared to the assets' carrying amount to determine whether a write-down to fair value is required.

   In August 2001, the FASB issued SFAS No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets. "SFAS 144" became effective on January 1, 2002 and supersedes SFAS No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for accounting and reporting provisions of Klinair Environmental Technologies Limited.

   APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The new standard establishes a single accounting model based on the framework established in SFAS No. 121 for long-lived assets classified as held for sale be presented separately in the consolidated Balance Sheet and eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment.


        71(F-16)




                  GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)


Note 1. Significant Accounting Policies (continued)


   Effective January 1, 2002, impairment of goodwill and intangible assets with indefinite lives will be determined under SFAS 142 as discussed above. The effect of implementing this new standard January 1, 2002 did not have a material impact on the Company for the year ended December 31, 2002.


(p) Comprehensive Income

   In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The only item of comprehensive income (loss) is foreign currency translation adjustments. The Company has adopted SFAS No. 130 in the preparation of these accounts.

(q) Goodwill and Other Intangible Assets

   In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. This statement establishes accounting and reporting standards for goodwill and intangibles for years commencing after December 15, 2001.

Whether already acquired or subsequently acquired after the effective date, companies are required to identify intangibles with finite lives and those with indefinite lives. Those intangibles with finite lives are to be amortized over the estimated useful lives of the assets while those with indefinite lives are not to be amortized. Each intangible or goodwill asset should be analyzed at least annually for impairment where the carrying value is in excess of the fair value of the intangibles and in excess of the implied fair value in the case of goodwill assets. The asset's carrying value is to be reduced by a charge to income if the fair value is lower than the carrying value. The effect of implementing this new standard January 1, 2002 did not have a material impact on the Company for the year ended December 31, 2002.


        72(F-17)



                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)

Note 2. Taxation on loss on ordinary activities

   Estimated foreign tax losses available to the Company to be carried forward to the future years amount to US$6,836,420 at December 31, 2002 (2001: US$6,624,149, 2000: US$5,770,398, 1999: US$4,411,897). Under the
tax laws of the Cayman Islands, B.W.I. and Ireland these losses are not subject to an expiry date. However, the benefits of these losses will only be obtained if:

(a) The Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realized;

(b) The Company continues to comply with the conditions for deductibility imposed by law; and

(c) No change in tax legislation adversely affects the Company in realizing the benefit from the deduction for the loss.

   Differences between the effective income tax rate and the statutory income tax rate were primarily the result of the valuation allowance, which fully reserved the net deferred tax asset. The net deferred tax asset arose primarily from the taxable losses generated during the years-ended 1994 through 2002.


Note 3. Net operating loss carryovers

(a) Loss for the financial period attributable to group shareholders
    (in US$).


                                        2002           2001           2000

Klinair Environmental Technologies
Limited (Parent)                   $(117,458)     $(391,633)     $(752,046)
Klinair Environmental Technologies
(Ireland) Limited                   $(94,813)     $(423,191)       $(5,750)
                                 -------------- -------------   ------------
                                   $(212,271)     $(814,824)     $(757,996)


(b) Loss carried forward                  Total

Klinair Environmental Technologies
Limited (Parent)                    $(5,142,469)
Klinair Environmental Technologies
(Ireland) Limited                      (648,712)
                                   ---------------
                                    $(6,836,420)


        73(F-18)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)



Note 4.  Cash and cash equivalents

   The Company invests in time deposits maturing every seven days. Cash equivalents are considered to be all cash instruments maturing within 90 days from the initial investment date. The Company did not have any cash invested at December 31, 2002. The Company had approximately US$400,000 invested with the Bank of Ireland, Dublin, Ireland at December 31, 2000, with an annual interest rates approximating 4.5%.


Note 5.  Intangible fixed assets

Intangibles consist of patent related expenses incurred by the Company in US$.

                                                       December 31,
                                                    2002          2001

	Cost
        At January 1                            $347,737      $293,982
        Additions                                      0        53,755
                                              -----------    ----------
        At December 31                          $347,737       347,737

	Amortization
        At January 1                              62,582        42,403
        Charge for period                         25,879        20,179
                                               ----------     ---------
        At December 31                            88,461        62,582
                                               ----------     ---------
        Net book amount                         $259,276      $285,155

   The weighted average life of the intangible assets was 10.02 years and
11.02 years at December 31, 2002 and 2001, respectively.

   Amortization expense for the years ended December 31, 2002, 2001 and 2000 was $25,879, $20,177 and $16,720, respectively, and is expected to be $25,879 in each of the five succeeding years through 2007. All intangible assets are subject to amortization.


        74(F-19)


                GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)


Note 6.  Receivables and prepaid expenses

   At December 31, 2002 the Company had receivables of US$9,893 in prepaid value added tax.

   At December 31, 2001 the Company had receivables of US$4,112 for prepaid value added tax and a note receivable from Roger Duffield, a director, for US$88,546. Mr. Duffield paid the entire note during 2002.

Note 7.  Common Stock

Reverse Stock Split - Subsequent Event

On May 16, 2003 in conjunction with the reverse acquisition discussed in Note 13, the Company authorized a one for two reverse stock split of the Company's outstanding Common Stock and a change in the par value from $0.01 to $0.02 and the increase in the authorized common stock to 100,000,000 shares. Consequently, the aggregate par value of the issued Common Stock was unchanged for all periods presented. All per share amounts and outstanding shares, including all common stock equivalents (stock options) have been retroactively restated in the accompanying Consolidated Financial Statements and Notes to Consolidated Financial Statements for all periods presented to reflect the reverse stock split.

Stock Activity By Year

   During 1994 the Company issued 500 shares for US$425,531. During 1995, the shares were split at a 2,500 for 1 ratio, thus creating 1,250,000 shares. In 1995, the Company also issued an additional 1,250,000 shares for US$408,663. In 1996, the Company issued 500,000 shares for US$509,978. In 1997, the Company issued 500,000 shares in a private placement for US$1,000,000. The Company also issued 153,100 shares for services and 50,000 shares for a finder's fee during 1997. In 2002, the Company accepted and cancelled 102,250 shares of its common stock from a director in exchange for his debt to the Company of US$88,546.

   Since inception, the Company has had the following number of shares outstanding:

     At December 31, Shares Outstanding:

              1994  1,250,000
              1995  2,500,000
              1996  3,000,000
              1997  3,703,100
              1998  4,129,950


        75(F-20)


                GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)




Note 7.  Common Stock (continued)

1999  4,963,200
2000  5,252,866
2001  5,661,304
2002  5,559,054

   On February 27, 1997 the Company reconstituted its share capital as US$100,000 divided into 5 million authorized shares of a nominal or par value of US$0.02 each. Share capital had previously been US$50,000 authorized shares of a par value of US$1.00, which had been determined on December 22, 1994 prior to a 2,500 to 1 stock dividend. On September 11, 2000 the company held an extraordinary shareholder meeting and reconstituted its share capital as US$500,000 divided into 25 million authorized shares of purposes presented with a par value of US$0.02 for each share of common stock.

   On July 28, 1998 the Board of Directors agreed by resolution to bonus a total of 75,000 common shares valued at US$2.00 per share for a total value of US$150,000 to shareholders that subscribed to a US$1,000,000 private placement during 1997. The original finder fee of 50,000 common shares for the 1997 private placement was reduced to 25,000 common shares, as the original finder returned 25,000 shares to the Company for cancellation. The purpose of this transaction was to compensate the 1997 private placement shareholders for the economic hardship they endured by not having a publicly trading market for their shares.


   On September 10, 1998 the Company issued 13,600 common shares in a private placement at US$2.00 per common share totaling US$27,200.

   During 1998 the Company issued 159,750 restricted common shares at a deemed value of US$387,000 for services. A total of 122,250 common shares were issued at a deemed value of US$312,000 to directors and officers as a group and 37,500 common shares were issued to engineering and financial consultants at a deemed value of US$75,000.

   On December 31, 1998, the Company issued 203,500 common shares valued at US$2.00 a share to repay cash advances made by two unaffiliated corporations.

   During 1999 the Company issued 113,750 restricted common shares at a deemed value of US$235,750 for services. A total of 98,750 common shares were issued at a deemed value of US$205,750 to directors and officers as a group and 15,000 common shares were issued to engineering and financial consultants at a deemed value of US$30,000.

   Shares for services were earned monthly and issued from time to time at a deemed value of US$2.00 per share from January 1, 1999 to June 30, 1999 and at a deemed value of US$2.50 per share from July 1, 1999 to December 31, 1999. A deemed value of US$2.00 per common share on shares issued for services was based upon the same price as a private placement during 1998. A deemed value of US$2.50 per common share on shares issued after June 30, 1999 was based upon the same price as a private placement agreement at May 17, 1999.

   A total of 97,250 common shares were issued at a deemed value of US$2.00 from January 1, 1999 to June 30 1999. A total of 16,500 common shares were issued for services at a deemed value of US$2.50 from July 1, 1999 to August 31, 1999. A total of 59,749 shares at a deemed value of US$2.50 per share were not issued during the year for services rendered during September 1, 1999 to December 31, 1999. A total of US$149,373 was recorded in accounts payable for those shares earned but not issued during the year.

   A total of 59,749 restricted common shares were issued during 2000 for services rendered during 1999 and accrued at December 31, 1999.

   Also during 1999, the Company received US$1,610,000 in cash and a note from Roger Duffield secured by Klinair shares as consideration from World Equity Investment, net of US$150,000 of finders fees, and issued 235,000 shares in accordance with the agreement. The Company issued the remaining 485,000 shares on April 24, 2000 owed to World Equity Investment.

   At December 31, 1999 the Company had outstanding Series A warrants to purchase 666,667 common shares at US$3.00 per share before August 31, 2000 and if those warrants were exercised then Series B warrants would be exercisable to purchase 650,000 common shares at US$4.00 before December 31, 2001.

   At December 31, 2000 there were no warrants outstanding because the Series A warrants were not exercised during the year.

   During April 2000, the Company issued an additional 125,000 restricted common shares at a fair value of US$375,000 to a group which was the procuring cause for the Company obtaining a marketing agreement with the Zeosit Scientific-Engineering Centre.

   Also during 2000, the Company issued 104,917 restricted common shares for services during January 1, 2000 to September 2000 at a fair value of US$356,883 and agreed to issue an additional 105,750 restricted common shares for fair value for services, determined as the fair value at the time the service was completed during the period October 31, 2000 to December 31, 2000. A fair value of US$49,944 was recorded in accounts payable at December 31, 2000. Total restricted shares issued and to be issued for services during 2000 are as follows:


        76(F-21)


                   GSI SECURITIZATION LTD. And SUBSIDIARIES
          (formerly Klinair Environmental Technologies Limited)
                Notes to Consolidated Financial Statements
            For the years ended December 31, 2002, 2001 and 2000
          And for the period from Inception to December 31, 2002
                     (A Development Stage Company)


Note 7.  Common Stock (continued)

                                                       # of
Name                       Purpose                     Shares       $ Value

William Grafham, Chairman
And Director               Compensation for services    59,334     $112,655
Roger Duffield, Director   Compensation for services    27,867       55,483
Les Margetak, Director     Compensation for services    29,600       65,156
Others, as a group         Engineers & financial
                           consultants                  93,867      173,533

   During 2001, a total of 408,438 restricted common shares were issued for expenses and services from October 31, 2000 through November 30, 2001 at a fair value of US$219,452.

   Restricted shares for services were earned monthly and issued from time to time and valued at the closing trading price of the Company's stock at the end of the month or period in which the shares were earned during the years 2001 and 2000. Prior to the 2000 year, the Company did not have a trading market and values for shares were deemed based upon recent private placements.

   No shares were issued during the year ended December 31, 2002; however, the Company calculated that 516,076 restricted common shares were earned for services during 2002 at a fair value of US$88,346.


Note 8. Interests in shares

   Directors and officers had direct and beneficial interests in the company's shares, excluding options and debentures, as follows:

   Common shares of US$.02 par value at December 31, 2002 were owned by:

   William Grafham                                         1,623,522
   Homer Spencer                                              84,667
   Jeff Scott                                                 35,000

   Convertible debentures of US$250,000 convertible into common stock at option of the holder, if exercised:

   William Grafham (including accrued
   debenture interest US$55,364)                             610,728(1)


        77(F-22)


                   GSI SECURITIZATION LTD. And SUBSIDIARIES
             (formerly Klinair Environmental Technologies Limited)
                 Notes to Consolidated Financial Statements
             For the years ended December 31, 2002, 2001 and 2000
            And for the period from Inception to December 31, 2002
                       (A Development Stage Company)


Note 8. Interests in shares (continued)

(1) Based upon a conversion rate at $.50 a share; however, during April 2003 the board of directors approved the conversion rate be reduced to $.20 a share, therefore making 1,526,820 shares available for conversion.

Note 9. Related parties

(a) The Company has a compensation agreement with William Grafham, a director. During the period from inception through December 31, 1999, Mr. Grafham received compensation in the form of common shares at a deemed value of US$10,000 per month plus cash reimbursement for out of pocket expenses. He is responsible for providing necessary financing and consulting services. Mr. Grafham earned US$40,000, US$58,965, US $112,655, US$120,000, US$70,000,
US$120,000 and US$135,000 during the years ending December 31, 2002, 2001, 2000, 1999, 1998, 1997 and 1996, respectively, for services, which he contributed to the Company for common stock. He also advanced US$26,741, US $35,792, US$246,741, US$210,508 and US$374,978 for the Company's
development stage expenses during 2002, 1999, 1998, 1997 and 1996, respectively. He did not advance the company cash during 2001 and 2000.
As the company had no trading market prior to 2000, shares were issued at fair value. The value of shares issued subsequent to this have been issued at market value.

(b) On December 31, 1998, the Company issued a US$250,000 debenture to Mr. Grafham. The debenture bears interest at 10% per annum payable in semi-annual instalments on or before June 30, 2000. The debenture was extended by mutual agreement of the board of directors and Mr. Grafham to December 31, 2001 under the same terms. The extension of the terms of the debt resulted in an additional interest expense of US$125,000. The debenture was convertible into common shares of the Company at US$2.00 per share at any time on or before December 31, 2001. During May 2002, the board of directors extended the debenture to December 31, 2002 and reduced its conversion feature to US$0.50 per share at any time before December 31, 2002. However, the company must give a thirty day notice to Mr. Grafham of its intent to repay the note, during which time Mr. Grafham could convert all or part of the note and accrued interest into common shares at US$0.50 per share. At December 31, 2002, the company owed US$250,000 in principal and $55,364 in accrued interest under the debenture to Mr. Grafham. The subsequent conversion price was set at US$0.20 per share with a potential for 1,250,000 shares being issued.

   During the years 2002, 2001 and 2000, the Company paid a U.S. corporation registered in Arizona owned by William Grafham US$2,000 a month totaling US$12,000, US$24,000, and US$24,000, respectively, for management services.


        78(F-23)

                   GSI SECURITIZATION LTD. And SUBSIDIARIES
            (formerly Klinair Environmental Technologies Limited)
                 Notes to Consolidated Financial Statements
            For the years ended December 31, 2002, 2001 and 2000
            And for the period from Inception to December 31, 2002
                       (A Development Stage Company)


Note 9. Related parties (continued)


(c) On August 16, 1997 Klinair Environmental Technologies (Ireland)
Limited "Klinair" entered into a Joint Venture agreement with BICA Limited "BICA". BICA is wholly owned by William Grafham and he is a director. The initial interests of the parties in the joint venture are Klinair 49% and BICA 51%. The purpose of the agreement was to provide Klinair with a program to financially develop, market and benefit from the development of by-product technologies of the fossil fuel applications. The agreement provides for the following:

1. Both parties agree to jointly market and distribute throughout the world all applications of the technologies developed by either or both parties except for fossil fuel applications.
2. Each party shall contribute to all costs and expenses of the joint venture in proportion to its ownership interest.
3. Excess cash for working capital received from sales will be distributed to each party in proportion to its interest every six month calendar period.

The joint venture has not carried out any activity to date.

(d) The Company had a compensation agreement with a director, Mr. Roger Duffield who resigned during April 2002. During the period from inception through December 31, 1999, he received varying amounts of monthly advances for living expenses and business expenses. Mr. Duffield did not receive cash compensation during 2002 and 2001 but did receive US$60,000, US$88,275, US$254,788 and US$275,960 in advances during 2000, 1999, 1998 and 1997 respectively. Mr. Duffield also earned 33,800, 27,867, 47,250 and 16,500 restricted common shares valued at US$17,251, US$55,483, US$99,500 and US$33,000 for additional consideration during the years 2001, 2000, 1999 and 1998.

   As the company had no trading market prior to 2000, shares were issued at fair value. The value of shares issued subsequent to this have been issued at market value. Mr. Duffield owed the company US$88,546 under an 8% annual interest bearing note at December 31, 2001 which was secured on 40,000 shares in the company owned by Mr. Duffield. During 2002, Mr. Duffield returned 102,250 shares back to the company in exchange for the forgiveness of the debt. The shares returned included those which were held as security for the debt.

Note 10. Stock Options and Stock Award Plans

(a) On March 5, 1997 the company agreed by director's resolution to issue 375,000 authorized shares of the Company's common stock upon exercise of options. Options granted are exercisable at US$2.00 per share and have a term ending five years from the date of the grant.


        79(F-24)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)



(b) At December 31, 1997 options to purchase 372,500 options at US$2.00 had been granted and were outstanding. There were no options exercised during the years of 1997 through 2001. There were no vesting requirements in all of the stock options granted. The exercise prices of all options were the same as the fair value of the common stock on the grant date.

(c) A summary of the status of the Company's 1997 stock option plan for the years ended December 31, 1997 through December 31, 2002 is presented below:

                                    Number of Shares
                 -----------------------------------------------exercise price
                 2002    2001    2000    1999    1998    1997   per share
Outstanding      -------------------------------------------------------------
Options
At January
1             300,000 325,000 325,000  372,500 372,500       0
At December
31                  0 300,000 325,000  325,000 372,500 372,500   $2.00

Exercisable
Options
At January
1             300,000 325,000 325,000  372,500 372,500       0
At December
31                  0 300,000 325,000  325,000 372,500       0   $2.00

For year
ended December
31
Options granted     0       0       0   12,500       0 372,500   $2.00
Options exercised   0       0       0        0       0       0   $2.00
Options-
(forfeited)         0 (25,000)      0  (60,000)      0       0   $2.00
Options-
(expired)    (300,000)      0       0        0       0       0       -

(d) On January 1, 1999, 60,000 stock options were forfeited in the 1997 stock option plan. On March 5, 1999, the Company issued 12,500 options to a consultant at US$2.00 per share under the 1997 stock option plan. The options issued to Mr. Golusin were for services he provided during the time he served as a consultant to the company. Accordingly, compensation cost of US$3,500 was recognized for the stock options granted. Since the options were not exercised and shares were not issued during 1999, a credit of US$3,500 was recorded in additional paid in capital. At December 31, 2001 and 2000, the 1997 stock option plan authorizing the grant of options to purchase 375,000 shares had options outstanding to purchase 325,000 shares at US$2.00. All options issued under the plan expired during 2002 and there were no outstanding options at December 31, 2002.

 (e) On November 30, 1999, the Company agreed by director's resolution to authorize 237,500 options under a new stock option plan of 1999. The directors authorized


        80(F-25)



                   GSI SECURITIZATION LTD. And SUBSIDIARIES
            (formerly Klinair Environmental Technologies Limited)
                  Notes to Consolidated Financial Statements
             For the years ended December 31, 2002, 2001 and 2000
            And for the period from Inception to December 31, 2002
                      (A Development Stage Company)


Note 10. Stock Options and Stock Award Plans (continued)

187,500 shares for issuance of the Company's common stock upon exercise of options under the 1999 stock option plan. Options were issued to a consultant, for financial consulting services, to purchase 50,000 shares at US$2.50 per share. Accordingly, compensation cost of US$21,000 was recorded in additional paid in capital. On November 27, 2000, the President resigned and had 90 days to exercise his options. He did not exercise his options within 90 days and on February 27, 2001 the former President and Director forfeited options to purchase 125,000 shares at US$2.50 per share.

   Options granted are exercisable at US$2.50 per share and have a term ending three years from the date of the grant. The 1999 stock option plan expires on December 31, 2002. All options are fully vested.

(f) A summary of the status of the Company's 1999 stock option plan for the years ended December 31, 1999 through December 31, 2002 is presented below:

                                    Number of shares
                          --------------------------------------exercise price
                                2002     2001    2000    1999    per share
                          --------------------------------------------------
Outstanding Options
At January 1                 237,500  187,500 187,500       0
At December 31                     0  237,500 187,500 187,500    $2.50

Exercisable Options
At January 1                 237,500  187,500 187,500       0
At December 31                     0  237,500 187,500 187,500    $2.50

For year ended December 31
Options granted                    0  175,000       0 187,500    $2.50
Options exercised                  0        0       0       0    $2.50
Options (forfeited)                0 (125,000)      0       0    $2.50
Options (expired)           (237,500)       0       0       0        -


(g) On November 20, 2000, the Company agreed by director's resolution to authorize 250,000 options under a new stock option plan of 2000. The directors authorized 170,000 shares for issuance of the Company's common stock upon exercise of options under the 2000 stock option plan for services performed. Options were issued to four consultants to purchase 170,000 shares at US$2.00 per share. The options issued to the four consultants were valued at US$127,118 and recorded as compensation expense and recorded as paid in capital. On the date that the stock options were granted at


        81(F-26)

                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)


Note 10. Stock Options and Stock Award Plans (continued)

US$2.00 the common stock had closed at US$0.75. All options granted are exercisable at US$2.00 per share and have a term ending three years from the date of the grant. The 2000 stock option plan expires on November 20, 2003. All options are fully vested.


(h) A summary of the status of the Company's 2000 stock option plan for the years ended December 31, 2000 through December 31, 2002 is presented below:

                                    Number of shares
                          ---------------------------------------exercise price
                                2002       2001      2000          per share
                          -----------------------------------------------------
Outstanding Options
At January 1                 250,000    170,000         0
At December 31               170,000(4) 250,000   170,000        (1)

Exercisable Options
At January 1                 250,000    170,000         0
At December 31               170,000(4) 250,000   170,000        (1)

For year ended
December 31
Options granted                    0     80,000(3)170,000(2)     (1)
Options exercised                  0          0         0        (1)
Options (forfeited)                0          0         0        (1)
Options (expired)            (80,000)(3)      0         0         -

(1) All options were originally issued at a strike price of US$2.00 per share and were repriced on December 1, 2001 to a strike price of US$1.00 per share.

(2) The options granted for a three year term during the year 2000 were to:

William Grafham - Chairman & Director          75,000
Homer Spencer -   Director                     25,000
Igor Ovcharov -   Engineering Consultant       25,000
David Calabrigo - Administrative Consultant    45,000

(3) The options granted during the year 2001 were for one year and expired during 2002.

(4) All 170,000 outstanding options at December 31, 2002 expire on November 20, 2003.


        82(F-27)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)


Note 10. Stock Options and Stock Award Plans (continued)

(i) The following table summarizes information about stock options outstanding at December 31, 2001:

                 Options Outstanding                 Options Exercisable
                 ___________________                 ___________________

Range of      Number       Expiry   Weighted       Number      Weighted Avg.

Exercise      Outstanding  Date     Avg. Exercise  Exercisable Exercise Price
prices                              Price (US$)                (US$)
(US$)
---------------------------------------------------------------------------
1997 Stock    Option Plan
$1.00          300,000        3/5/02  $1.00           300,000      $1.00
                               and
                             9/11/02
----------    ----------     -------   ----           -------       ----

1999 Stock    Option Plan
$1.00          237,500      12/31/02  $1.00           237,500      $1.00
----------    ----------    --------   ----           -------       ----

2000 Stock    Option Plan
$1.00          250,000      11/20/03  $1.00           250,000      $1.00
----------    ----------    --------   ----           -------       ----

(j) The Company did not grant any options during 2002.


(k) During 2002 a total of 617,500 options expired and were not exercised leaving 170,000 options outstanding at an exercise price at $1.00 per share expiring November 20, 2003 under the year 2000 stock option plan.



        83(F-28)

                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)


Note 10. Stock Options and Stock Award Plans (continued)

(l) The following table summarizes information about stock options outstanding at December 31, 2002:

                 Options Outstanding                 Options Exercisable
                 ___________________                 ___________________

Range of      Number       Expiry   Weighted       Number      Weighted Avg.
Exercise      Outstanding  Date     Avg. Exercise  Exercisable Exercise Price

prices                              Price (US$)                (US$)
(US$)
----------------------------------------------------------------------
1997 Stock    Option Plan
$2.00         NONE         N/A      N/A             N/A        N/A
-----------   -----------  ---      ---             ---        ---

1999 Stock
Option Plan
$2.50         NONE         N/A      N/A             N/A        N/A
-----------   -----------  ---      ---             ---        ---

2000 Stock
Option Plan
$2.00         170,000      11/20/03 $1.00          170,000    $1.00
-----------   -----------  --------  ----          -------     ----

   The Company has three stock option plans all of which have the same characteristics. The 1997 stock option plan is not contained in a formal document whereas the 1999 and 2000 stock option plans are. The option plans provide for stock options for employees, directors and consultants in the form of Incentive Options for employees and Nonstatutory Options for consultants. Options may be granted to any person selected by the Board of Directors, "Board". Option terms are for five years from the date of the grant or shorter as may be determined by the Board. All stock options may be deemed canceled and forfeited by the Board, if the Board, in its sole discretion, determines that the conduct of the holder has been contrary to the best interests of the Company and could reasonably be deemed by the Board to have a material adverse effect on the Company or the business of the Company. In the event an employee or consultant ceases to serve in their respective capacity, they have a maximum of three months to exercise their option before it terminates. Options to employees may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee. Options to consultants may not be assigned for one-year from the date of grant. After one-year, they may be assigned after written notice to the Board and in accordance with the Securities Act of 1933 and the Securities Exchange Act of 1934 to the reasonable satisfaction of the Company.


       84(F-29)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)

Note 10. Stock Options and Stock Award Plans (continued)


(m) The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan for shares issued to employees. Accordingly since shares are issued at market price, no compensation cost has been recognized in the Company's financial statements. Had compensation cost for the Company's stock option plan been determined based on the fair value of such awards at the grant date, consistent with the methods of SFAS 123, the Company total and per share net income would not have differed from the financial statements from inception through December 31, 1996 because there was no stock option plan in existence during those years; however, for the years ended December 31, 1997 through December 31, 2002 it would have been as follows: (US$)

                       Net Loss                   Net Loss per share
               -------------------------- ------------------------------------
               As reported      Pro Forma As reported            Pro Forma

  2002        $  (212,271)    $  (212,271) $ (.04)               $ (.04)
  2001        $  (853,751)    $  (853,751) $ (.16)               $ (.16)
  2000        $(1,358,501)    $(1,358,501) $ (.26)               $ (.26)
  1999        $  (688,790)    $  (746,540) $(1.60)              $ (1.80)
  1998        $(1,141,747)    $(1,141,747) $ (.30)               $ (.30)
  1997        $(1,235,413)    $(1,414,713) $ (.36)               $ (.40)

   The weighted-average Black Scholes per option granted in the years ended December 31, 1997 through 2002 and the weighted-average assumptions used in the Black-Scholes option-pricing model for options granted were as follows:

                                                                  Expected
              Fair value                               Risk-free  term in years
              Per option   Dividend   Volatility   interest rate  of options

  2002        N/A          nil        N/A          N/A            N/A
  2001        $.155        nil        194.17%      3.16%          1.49
  2000        $.750        nil        356.64%      5.80%          3.00
  1999        $.420        nil       .01%          6.11%          3.10
  1998        nil          nil        nil          nil            nil
  1997        $.480        nil       .01%          6.41%          5.00


       85(F-30)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                 Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                       (A Development Stage Company)


Note 11. Non cash transactions

   During the year ended December 31, 2002 the Company did not have any non cash transactions. Prior to 2002, the Company had the following non cash transactions (US$).
                                                                Cumulative
                                                                from
                                                                January 4,
                                                                1994
                                                                (inception) to
                                                                December 31,
                   2002     2001     2000     1999     1998     2002

Issued shares
for advances
and services
of director  $        - $      - $      - $      - $      - $   499,978
Cancellation
of shares in
payment of
note
receivable      (88,546)                                        (88,546)
Issued shares
for services
of directors
and officers          -  134,335  310,357  205,750  127,000     897,442
Issued shares
for consulting        -   69,749  195,900   30,000  260,000     741,849
Issued shares
for debt              -   15,368        -        -        -      15,368
Issued shares
for services
(Includes US$
187,500 in
prepaid
expenses)             -        -  375,000        -        -     375,000

Total          $(88,546)$219,452 $881,257 $235,750 $387,000 $ 1,941,113


Note 12. Subsidiaries

   At December 31, 2002 the company had the following wholly owned subsidiaries:

                        Registered              Group        Nature of
        Name            Office                  Share        Business

Klinair Environmental   Simpson Xavier Court    100%         Research and
Technologies (Ireland)  Merchants Quay                       Development
Limited Dublin 8


        86(F-31)


                   GSI SECURITIZATION LTD. AND SUBSIDIARIES
              (formerly Klinair Environmental Technologies Limited)
                   Notes to Consolidated Financial Statements
              For the years ended December 31, 2002, 2001 and 2000
             And for the period from Inception to December 31, 2002
                         (A Development Stage Company)


Note 13. Subsequent Events

   During March 2003, the Company issued 612,000 restricted common shares in payment of $93,839 in outstanding accounts payable at December 31, 2002.

   During April 2003, the board of directors extended a debenture payable to its Chairman, William Grafham, to December 31, 2003 and reduced its conversion feature to $.10 per share at any time before December 31, 2003. At December 31, 2002, the Company owed US$250,000 in principal and US$55,364 in accrued interest under the debenture.


   On May 16, 2003 a majority of the shareholders of the Company in an Extraordinary General Meeting approved the following items:

1. A share consolidation of one new share for two shares and the changing of the par value to $.02.

2  Increase the new consolidated authorized shares to 100,000,000.

3. Authorize and issue 9,000,000 preferred shares to Gil Slaton at US$.005 par value with common share voting rights on a one vote per one preferred share basis. The preferred shares will be non-redeemable by the Company and non-convertible; however, they will be 5% interest bearing with the interest convertible to common shares at 110% of the average price for the 30 days prior to the interest payment at the option of the holder.

4. Authorize the issuance of 54,000,000 new consolidated shares for all of the outstanding shares of GSI Securitization Inc. of Princeton, New Jersey which shall remain a wholly owned subsidiary.

5. Authorize the name of the Company be changed to GSI Securitization Ltd.

This May 16, 2003 transaction will result in the reverse acquisition of the Company by GSI Securitization, Inc. and the consolidation of the GSI assets at heir historical cost and the valuation of the assets and liabilities of the Company at their fair value.

        87(F-32)


EXHIBIT 24.6

                  Consent of Registrant's Auditors



James C. Marshall, CPA, P.C.
14455 North Hayden Rd., Ste. 206
Scottsdale, Arizona   85260-6948
480.443.0500  FAX:480.948.5635

June 30, 2003

Securities and Exchange Commission
Washington, D.C. 20549

RE:
GSI Securitization Ltd.,
(formerly Klinair Environmental Technologies Limited)
(A Development Stage Company)


Gentlemen:

     We have audited the balance sheet, and accompanying statements of the Registrant for the 2002 and 2001 fiscal years, ending on December 31, 2002, and 2001, respectively, and consent to the Auditor's reports, statements, and notes being filed with the Annual Report on Form 20-F for the fiscal years ending on December 31, 2002, and 2001, and with any amendment thereto.



/s/James C. Marshall, CPA, P.C.
Certified Public Accountants

EXHIBIT 24.61

                  Consent of Registrant's Auditors




BDO         BDO International		    Beaux Lane House
		Registered Auditors	    Mercer Street Lower
                                            Dublin 2 Ireland
                                            Telephone +353 1 470 0000
                                            Telefax +353 1 477 0000

June 30, 2003

Securities and Exchange Commission
Washington, D.C. 20549

RE:
GSI Securitization Ltd.,
(formerly Klinair Environmental Technologies Limited)
(A Development Stage Company)


Gentlemen:

     We have audited the balance sheet, and accompanying statements of the Registrant for the 2000 fiscal year, ending on December 31, 2000, and consent to the Auditor's reports, statements, and notes being filed with the Annual Report on Form 20-F for the fiscal year ending on December 31, 2000, and with any amendment thereto.



/s/BDO International
Certified Public Accountants